
AQUARIUS
PLATINUM LIMITED

9 November 2005


05012565

Securities and Exc
Division of Corpo
Office of Internatic
450 Fifth Street, N.W.
Washington, D.C. 20549


RECEIVED
NOV 14 2005
WASH, D.C.
213
SECTION

SUPPL

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE"), the JSE Securities Exchanges ("JSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge	11 July 2005	ASX, LSE, JSE	Announcement	Appointment of UK Broker
E-Lodge	13 July 2005	ASX, LSE, JSE	Announcement	Aquarius and Anglo announce second Pool and Share Agreement
E-Lodge	13 July 2005	ASX, LSE, JSE	Announcement	Quarterly Report 30 June 2005
E-Lodge	29 June 2005	ASX, LSE, JSE	Announcement	Cancellation of unlisted options
E-Lodge	11 August 2005	ASX, LSE, JSE	Announcement	AQP Full Year Results 30 June 2005
E-Lodge	11 August 2005	ASX, LSE, JSE	Announcement	Appendix 4E Preliminary Final Report
E-Lodge	26 August 2005	ASX, LSE, JSE	Announcement	Appendix 3B
E-Lodge	21 Sept. 2005	ASX, LSE, JSE	Announcement	AQP & Impala-Low capital cost expansion At the Mimosa Platinum Mine
E-Lodge	30 Sept. 2005	ASX, LSE, JSE	Announcement	AQP Annual Report
E-Lodge	17 October 2005	ASX, LSE, JSE	Announcement	Appendix 3B
E-Lodge	27 October 2005	ASX, LSE, JSE	Announcement	Quarterly Report 30 September 2005
E-Lodge	28 October 2005	ASX, LSE, JSE	Announcement	Notice of Annual General Meeting
E-Lodge	3 November 2005	ASX, LSE, JSE	Announcement	Appendix 3Y

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED

PROCESSED
NOV 16 2005
THOMSON FINANCIAL

NICK BIAS
INVESTOR RELATIONS

82-5097



11th July 2005

Appointment of UK Broker

Aquarius Platinum Limited wishes to advise that Williams de Broë Plc has been appointed as the Company's new UK Broker with immediate effect.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

In United Kingdom:

Frank H. Moxon
Williams de Broë Plc

+44 20 7588 7511

Nick Bias
buckbias Ltd

+ 44 7887 920 530

Alex Buck
buckbias Ltd

+44 7932 740 452

(incorporated in Bermuda – Registration No: EC26290)

CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON

PO BOX HM666, HAMILTON HMCX, BERMUDA

EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS PLATINUM LIMITED

13th July 2005

AQUARIUS PLATINUM LIMITED "AQUARIUS" AND ANGLO PLATINUM LIMITED "ANGLO PLATINUM" AGREE TO CREATE A SECOND POOLED OPERATION AROUND MARIKANA MINE AND SHARE IN AN ESTIMATED INCREMENTAL R1.6 BILLION (US$ 265 MILLION) OF REAL NET PRESENT VALUE INCREASE.

- **Aquarius and Anglo Platinum to form a second "pool and share" arrangement around Marikana Mine and Anglo Platinum mineral rights;**
- **Each party to contribute certain assets and share 50:50 in the arrangement benefits;**
- **Marikana to increase annual production to 250,000 PGM ounces (of which half will be owned by Aquarius Platinum (South Africa) (Pty) Ltd), and mine life extended by 10 years to 2024;**
- **Marikana attributable PGM ore reserves inventory boosted from 1.31 million PGM ounces to approximately 2.20 million PGM ounces from October 2005;**
- **The boundaries between the existing Kroondal P&SA and the new P&SA will be optimised to maximise value from both operations; and**
- **An expected 900 new jobs will be created by this initiative.**

Aquarius announced today that its 50.5% owned subsidiary Aquarius Platinum (South Africa) (Pty) Ltd ("AQPSA") has entered into a second "pool and share" arrangement ("the Marikana P&SA" or "P&SA2") with Anglo Platinum in relation to their respective mineral rights and assets at and around the Marikana Platinum mine. The P&SA2, which is subject to certain suspensive conditions being met including both parties signing off on a development plan as per the Kroondal P&SA process, and regulatory approvals, is targeted to come into effect on 22nd September 2005. The P&SA2 will extend the life of mine at Marikana by 10 years to 2024. This is the second South African operation where Aquarius is cooperating with Anglo Platinum after the two companies entered into the Kroondal P&SA ("P&SA1") in June 2003. The P&SA2 provides Aquarius shareholders with a further extension to the asset life profile. Venmyn (Pty) Ltd has acted as advisor to AQPSA in respect of value in this transaction.

Stuart Murray, CEO of Aquarius commented, "This second pooling and sharing agreement with Anglo Platinum can be seen as an expansion of our successful arrangements at Kroondal. Marikana has suffered from the relatively high unit costs of open cast mining coupled with lower than anticipated metallurgical recoveries. This period was also characterised by some of the lowest PGM basket price receipts in Rand terms.

This P&SA provides Marikana with quality underground UG2 ore, allowing the Marikana P&SA to realise a cost structure quite similar to our existing Kroondal P&SA. Not only will the transaction move Marikana markedly down the cost curve, but earnings will be further enhanced by lower amortisation charges as a result of the increase in the PGM mineral resources and ore reserves of this P&SA. Initially, and as happened in the Kroondal P&SA, Aquarius' attributable production at

Marikana will be halved when the P&SA becomes effective at the end of September. The attributable production will be built back up to 125,000 PGM ounces per annum within 18 months through an expansion of the Marikana metallurgical facility.

Moreover the mine life will be extended by 10 years and operating margins significantly enhanced. When we combine this new P&SA with the successful Kroondal P&SA and add the new production growth from our Everest project and the planned Mimosa mini-expansion, the long-term production profile for Aquarius has never looked better."


Marikana Production Before and After the Pool and Share
300
250
200
150
100
50
0
Post P&SA2
Pre P&SA2
AQP Attributable Post P&SA2
Financial Year

Aquarius has recognised for some time that the best way to add value to its Marikana operation is to replicate the successes emanating from P&SA1. It is forecast that significant synergies will be achieved as the enhanced Marikana operation will increase its mining life and mining flexibility in a cost-effective manner in terms of both capital expenditure and operating costs. Operations will gradually change from a focus on large-scale opencast mining to underground mining. This transition to primarily underground operations will take around 18 months, although significant opencast operations will continue for as long as they achieve reasonable cash margins. Utilising consensus macroeconomic data it is expected that P&SA2 will add some R1.6 billion (US$265 million) to the net present value of the partners' investment.

The impact of P&SA2 on group earnings is expected to be positive for the current financial year and significantly accretive thereafter as the full benefits of P&SA2 accrue. This improvement is due to increased plant throughput, lower unit costs of underground mining, higher PGM recoveries from underground UG2 ore and lower amortisation charges.

The total capital cost of P&SA2 is estimated at R228 million to be shared equally by both parties. AQPSA will fund its portion of the capital for P&SA2 from current cash flows and existing debt facilities.

Marikana Ore Reserves and Production Attributable to AQPSA Before and After P&SA2 (planned date of pooling 22 September 2005)

Attributable to AQPSA	PRE - P&SA2	POST - P&SA2
Ore reserves (ROM tons)	12.88 million	22.17 million
Ore reserves (PGMs 4E)	1.31 million ounces	2.20 million ounces
Annual Production (ROM tons)	1.6 million	1.5 million
Planned Annual Production (PGMs 4E)	120,000 ounces	125,000 ounces

Pool & Share Agreement Properties


N
10 km
Townlands West
Townlands East (future)
Adjusted Kroondal P&SA
New Marikana P&SA
UG2 outcrop
Central
East
No.3
No.4
K1
K2
Marikana
Marikana
Kroondal PSA mineral area
Marikana mineral area
RPM mineral areas contributed to new PSA
Concentrator plants
Decline shafts (underground mine)

Adjustment to Kroondal PSA Boundaries

The new UG2 ore reserves, containing an estimated 3.1 million PGM ounces, contributed by Anglo Platinum in terms of the P&SA2 lie to the west of the Kroondal Mine. It is value enhancing for the ore reserves to be mined and for this ore to be delivered to the existing Kroondal concentrators. The reserves to the far east of Kroondal will be swapped and mined as part of the P&SA2 with the ore from the new No.4 Shaft (which currently forms part of the P&SA1) to be diverted to the nearby Marikana concentrator. This arrangement will minimise ore transport costs for both the P&SA operations. A resultant adjustment to the ore reserve boundary of the P&SA1 is shown in the diagram above. Importantly, this adjustment will ensure that the existing P&SA1 is left ounce and value neutral.

82-5097

Key Terms of P&SA2

AQPSA will provide access to the mineral rights vested in the Marikana Mine, all current plant and shaft infrastructure, management and other contractual operating arrangements associated with the existing mine. Anglo Platinum will contribute portions of its UG2 ore reserves owned by its subsidiary, Rustenburg Platinum Mines Limited ("RPM"). The agreement envisages the operation of a single mining entity. However, both parties will retain ownership of the mining and mineral assets they contributed, with revenues, costs, capital expenditure and profits being shared equally.

The current mineral resources and ore reserves attributable to the Marikana Mine at the pooling and sharing date amount to approximately 1.31 million ounces of PGMs. The ore reserves attributable to AQPSA rise to 2.2 million ounces of PGMs with the addition by RPM of approximately 31 million run of mine tons of UG2.

In terms of the project execution, the Marikana concentrator will be upgraded by retrofitting a dense media separation plant ("DMS") allowing the throughput of the existing concentrator to be increased to 250,000 run of mine ("ROM") tons per month ("tpm"). It is expected that the upgrade will be completed by the end of calendar 2006. Mining at the existing West decline shaft on the RPM property will commence as soon as possible following fulfilment of all suspensive conditions. This shaft will produce up to 175,000 ROM tpm. A second shaft on the RPM property will be developed approximately two years later to raise production from the RPM ore-body to 240,000 ROM tpm. During the period of development of these new declines, stoping operations will be stepped up at Kroondal's Central, East and No. 3 shafts. The reallocated No. 4 Shaft will deliver ore to the Marikana concentrator at a steady state rate of up to 200,000 ROM tpm, with the balance of production being made up with existing open cast and underground ores from the Marikana ore reserves.

Although the parties will share in the proceeds of P&SA2 on a 50:50 basis, concentrate produced by Marikana will be split between Impala Refining Services Ltd and Anglo Platinum in accordance with recovered ounces from the Marikana and RPM ore-bodies respectively. The off-take agreement with Anglo Platinum will be on the same terms as the existing off-take agreement between P&SA1 and RPM.

Recognition has had to be given to the superior long-term option value of the RPM ore reserves. AQPSA and Anglo Platinum have therefore agreed to the following terms in respect of P&SA2: -

A. Principle of sharing "Super Profits": Super profits are defined as that cash operating margin in excess of 50%. In the event of margins exceeding 50%, the super profit portion (that above the 50% margin threshold) will be split in favour of Anglo Platinum in the ratio 55% to Anglo Platinum and 45% to AQPSA; and

B. A change of control provision : In the event of change of control of Aquarius it is agreed that Anglo Platinum may take over management of P&SA2 and further may elect, under specific circumstances, to purchase the AQPSA mining and mineral assets contributions to P&SA2 at an independently determined market value.

Neither of these provisions (A and B above) is applicable to the Kroondal P&SA.

82-5097

P&SA2 will employ the "Kroondal model" of mechanised wide-reef underground mining, coupled with DMS to improve ore quality prior to milling and flotation. The AQPSA management team will remain in place, reporting on a quarterly basis to a committee comprising an equal number of representatives from both AQPSA and Anglo Platinum.

Marikana P&SA2

Estimated Additional Ore Reserves Attributable to AQPSA at 22nd September 2005.

Marikana UG2 Ore Reserves (100% attributable to AQPSA)

	Tons million	Pt g/t	Pd g/t	Au g/t	Rh g/t	4E g/t	Pt Moz	4E Moz
Proven	12.35	1.62	1.17	0.30	0.03	3.09	0.64	1.23
Probable	0.95	1.62	1.17	0.30	0.03	3.55	0.05	0.11
Total (1)	**13.30**	**1.62**	**1.17**	**0.30**	**0.03**	**3.12**	**0.69**	**1.34**
Less 3 months production ounces July to September (ROM 420,000 tons)								0.03
Balance								**1.31**

(1) An average reef width has not been shown due to high width variability, but approximates 2.20m.

Anglo Platinum UG2 Ore Reserve (100% Attributable to Anglo Platinum)

	Tons million	Pt g/t	Pd g/t	Au g/t	Rh g/t	4E g/t	Pt Moz	4E Moz
Proven	31.46	1.86	0.90	0.31	0.03	3.10	1.88	3.14
Total (2)	**31.46**	**1.86**	**0.90**	**0.31**	**0.03**	**3.10**	**1.88**	**3.10**

(2) An average channel width is 2.23m (0.16m Leader, plus 1.16m internal waste, plus 0.70m UG2, plus 0.20m footwall overbreak).

	4E Moz
Total ounces Pooled by AQPSA and Anglo Platinum in the P&SA2	4.41
Attributable to AQPSA (50%)	2.20
Less Marikana Ounces Attributable to AQPSA at 22 September 2005 as shown above	(1.31)
Uplift ounces attributable to AQPSA	**0.90**

Note:
The exchange of mineral resources and ore reserves for PSA2 considered the complexity of the different mineral resource blocks. This Ore Reserve Statement has been prepared for JORC Code (Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves) compliance and shows the summary composition of the exchange. Work is on-going by both AQPSA and Anglo Platinum and further Mineral Resource and Ore Reserve figures will be disclosed when available.

The reserve estimate was compiled by Andrew Neil Clay who is a Member of the AusIMM with 10 years relevant experience to the mineralisation being reported on and qualifies as a Competent Person as defined in the JORC Code.

For further information please contact:
In Australia :
Willi Boehm
Aquarius Corporate Services (Pty) Ltd
+61 8 9367 5211

In the United Kingdom :
Nick Bias
Aquarius Platinum Limited
+44 7887 920 530

In South Africa :
Neil Collett – GM P&SA Projects
Aquarius Platinum (SA) (Pty) Ltd
+27 83 653 7114

In South Africa :
Charmane Russell
Russell & Associates
+27 11 880 3924 / +27 82 376 2327


82-5097


AQUARIUS

FOURTH QUARTER REPORT: 30 JUNE 2005

AQUARIUS GROUP

Highlights

- Fourth quarter mine production attributable to Aquarius boosted 33% quarter-on-quarter to 103,834 PGM ounces as expansions continue to deliver
- Record full year production attributable to Aquarius of 327,669 PGM ounces, up 7%
- Kroondal P&SA expansion approaches targeted annual production of 505,000 PGM ounces
- New Everest Mine construction on track for production by end December 2005

Operations

Kroondal

- Record production of 116,669 PGM ounces for the quarter and 324,730 PGM ounces for the year (Aquarius attributable 58,335 and 162,365 PGM ounces respectively)
- New K2 Plant at steady state 3 months ahead of schedule; K1 plant continued good performance
- Rand per PGM cash costs fall 10%, boosting cash margin to 45% during the quarter

Marikana

- Announcement of Marikana Pool & Share Agreement with Anglo Platinum to increase production, lower costs and extend life of mine.
- Production increases 2% for the quarter to 26,940 PGM ounces, and 14% to 99,161 PGM ounces for the year
- Mine contractor performance improved, achieving the mutually agreed revised mining schedule
- Positive cash margin for the third successive quarter, improves to 8% for the quarter
- Trial Underground Mining Project commenced

Mimosa

- Production increased 6% to 35,644 PGM ounces for the quarter (Aquarius attributable 17,822 PGM ounces), resulting in annual production of 130,167 PGM ounces (Aquarius attributable 65,084 PGM ounces
- Efficiencies remained constant for PGM recovery rate and improved slightly by 2% for plant head grade
- Exchange rate depreciated by 45% while the FOB incentive was improved by 67%

Everest

- Construction activities proceeding on schedule and to budget
- Smaller scale opencast mining established ahead of underground operations; 56,580 tons opencast reef stockpiled
- Underground decline development ahead of schedule, decline conveyor system commissioned

CTRP

- Production improves as operation continues to ramp up
- 36,900 ROM tons processed, producing 1,473 PGM ounces (Aquarius attributable 737 PGM ounces)

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said, "Aquarius has delivered shareholders a strong performance for the final quarter with each operation producing at record levels. The Kroondal P&SA has performed well, as production continues to ramp up. I am particularly pleased that Marikana has made steady progress throughout the year, reporting positive cash margins for three consecutive quarters. The recently announced Pool and Share Agreement (P&SA2) with Anglo Platinum not only offers Marikana a longer life of mine, but also confirms Aquarius' ability to find innovative solutions in the search for production growth. Construction at our new mine Everest is on budget and on schedule, and the Mimosa Mine is to commence a small expansion.

The recent weakness of the South African Rand and the Zimbabwean dollar are positive shifts at a time when our operations are delivering more production more efficiently. Looking ahead, Aquarius is well positioned to continue delivering strong growth to shareholders. . I believe 2006 will be an exciting year for Aquarius as we cement our position as the world's fastest growing established platinum producer."

82-5097


AQUARIUS

FOURTH QUARTER REPORT: 30 JUNE 2005


Aquarius Platinum PGM Production
Quarterly Production – PGM ounces
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
PGM ounces
Sep 2004
Dec 2004
Mar 2005
Jun 2005
Kroondal Attributable
Kroondal (RPM Portion)
Marikana
Mimosa Attributable
CTRP Attributable

Production by Mine

PGMs (4E)	Quarter Ended				Full Year Ended	
	Sep 2004	Dec 2004	Mar 2005	Jun 2005	Jun 2005	Jun 2004
Kroondal	67,486	71,523	69,051	116,669	324,730	237,626
Marikana	21,694	24,019	26,509	26,940	99,161	87,176
Mimosa	30,608	30,386	33,529	35,644	130,167	119,390
CTRP	-	-	644	1,473	2,117	-
Total	**119,788**	**125,928**	**129,733**	**180,726**	**556,175**	**444,192**

Production by Mine Attributable to Aquarius

PGMs (4E)	Quarter Ended				Full Year Ended	
	Sep 2004	Dec 2004	Mar 2005	Jun 2005	Jun 2005	Jun 2004
Kroondal	33,743	35,761	34,526	58,335	162,365 (ii)	160,190(i)
Marikana	21,694	24,019	26,509	26,940	99,161	87,176
Mimosa	15,304	15,193	16,765	17,822	65,084	59,697
CTRP	-	-	322	737	1,059	-
Total	**70,741**	**74,973**	**78,122**	**103,834**	**327,669**	**307,063**

(i) 8 months of P&SA
(ii) Full impact of P&SA




AQUARIUS

Foreign Exchange

Rand

Over the quarter the Rand weakened against the US Dollar. On 30 June 2005 the Rand Dollar exchange rate was 6.67, a weakening of some 8% on the quarter's opening exchange rate of 6.20. The Rand Dollar exchange rate is a significant sensitivity on company earnings. This shift is positive as the company's South African operations incur costs in Rands and revenues in Dollars.


Rand Dollar Exchange Rate
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05

Zimbabwe Dollar

During the quarter, the Reserve Bank of Zimbabwe depreciated the Zimbabwean currency by some 45% to approximately 9,000 Zimbabwean Dollars to the US Dollar. This move is welcomed by management, and along with an increase in the F.O.B. Certificate rates (a form of export credit offset against costs) from 15% to 25%, assists in a significant decrease in cash costs at the Mimosa Platinum Mine in Zimbabwe.

Metals Prices

PGM prices

PGM prices continued to perform well during the quarter and indeed for the year as a whole. Platinum rhodium and gold closed the quarter stronger, with the rhodium price in particular performing well closing 27% higher at the quarter end. Looking to platinum, management believes that continued supply-side constraints due to higher South African costs associated with a strong rand have continued to hamper new production. Demand, however, has continued to be strong, notably for platinum autocatalysts and this has resulted in a continued platinum supply-deficit and historically high prices. The palladium price has continued to fall, losing some $20 over the quarter to close at $183 per ounce.

It should be note, however, that Aquarius mines a basket of platinum group metals: platinum, palladium, rhodium and gold, referred to as 4PGE. These metals occur in different ratios in South Africa and Zimbabwe, and when priced accordingly, provide a PGM basket price, one of the principal revenue drivers. With the sustained high prices of platinum and gold, and the strong increases in rhodium the South African PGM basket prices increased 15% in local currency terms to R5,251 PGM ounce or 7% in US dollar terms to $788 PGM ounce. In Zimbabwe, despite a higher ratio of palladium in the basket, the PGM basket price increased 1% to $603 PGM ounce.




AQUARIUS


Platinum Group Metal Prices
(Dollar per ounce)
$ per oz
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Platinum
Palladium
Gold
Rhodium


Platinum Group Metal Basket Prices
(Dollar and Rand per PGM ounce)
Basket Price ($/PGM oz)
1000
900
800
700
600
500
400
300
200
100
0
Basket Price (R/PGM oz)
6000
5000
4000
3000
2000
1000
0
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Dollar Basket Price (AQPSA)
Rand Basket Price (AQPSA)

Aquarius also produces base metals, nickel, copper and cobalt as PGM by-products. Base metal prices also increased in the quarter with nickel increasing 7% over the quarter and 24% over the year to close at $7.44 per pound, and copper increasing 3% and 35% respectively to close the year at $1.54 per pound.

82-5097


AQUARIUS

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 50.5%)

Kroondal Platinum Mine

Safety

Despite a fatal accident during the quarter, Kroondal reported an improved DIIR for the quarter to 0.65. A Rock Drill Operator was fatally injured as a result of a fall of ground accident. The matter is under internal investigation and also by inspectors of the Department of Minerals and Energy.


Kroondal Mine PGM Production and Rand Cash Costs per PGM Ounce
6 Quarters to June 2005
Production (PGM ounces)
Rand cash costs per PGM ounce
120,000
100,000
80,000
60,000
40,000
20,000
0
3,000
2,500
2,000
1,500
1,000
500
0
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Production
Cash Costs

Mining

- As Pool & Share Agreement (P&SA) expansion nears completion, operations produced a record 1,148,308 tons
- New No. 4 decline commenced underground mining operations
- Underground production to continue ramping up to 540,000 tons per month by December 2005

Processing

- Production increased 69% to 116,669 PGM ounces for the quarter, boosting annual production from the mine by 37% to 324,730 PGM ounces for the full year
- Concentrator plants demonstrate excellent engineering and efficiencies

Operations

Development and equipping of additional underground mining areas continued at the Central, East and No. 3 decline shafts. Underground mining at the new No. 4 decline shaft commenced in May 2005. A total of 1,208 metres of development was completed during the quarter.

It is anticipated that the total underground mining production will reach a steady state of 540,000 tons per month by December 2005. The only remaining work on the P&SA expansion is the completion of East Mine bunker and the surface and underground infrastructure at the No 4 decline shaft. This is expected to be finalised by the end of 2005.





AQPSA's commitments on the P&SA expansion project totalled R314m at the end of the quarter with R278m paid. The expected final cost to AQPSA is estimated at R358m. The increase in on-going capital expenditure during the quarter reflects the movement from project status to maintenance of the ore reserve. As the required ore reserve is established, this will reduce.

The mine produced 1,148,308 tons and the plants processed 1,578,675 ROM tons, with 269,633 tons remaining on the surface stockpile at year end.

The head grade to the plant reduced marginally to 2.99g/t from 3.02g/t in the previous quarter, due to development material from underground, a lower in-situ grade and treatment of surface stockpile material. The slight reduction in grade indicates good underground control measures.

The increase in mining area as a result of down-dip development as part of the P&SA project, has had a marked positive effect on production, with an average of 2km of dip face length mined every month.

Production increased 69% to 116,669 PGM ounces for the quarter (Aquarius attributable 58,335 PGM ounces), boosting annual production from the mine by 37% to 324,730 PGM ounces to financial year end 30 June 2005 (Aquarius attributable 160,190 PGM ounces).

Both concentrator plants performed well in terms of throughput. The K2 plant was successfully commissioned and ramped up to near full design capacity tons during the quarter, while the K1 plant continued to perform well above design capacity of 250,000 tons per month, ultimately resulting in a record of 1,578,675 tons processed during the quarter. The impact on metal production was equally impressive with in excess of 40,000 PGM ounces achieved during June.

Concentrator recoveries were 78.0% and 75.6% respectively at the K1 and K2 Plants. K1 was marginally lower reflecting the treatment of coarse surface stockpile material. Recoveries at the new K2 Plant are expected to further improve.

Cash cost per ROM ton decreased by 12% to R163 compared to the previous quarter due to economies of scale. Cash costs per PGM ounce decreased by 10% to R2,208 per PGM ounce, despite a combination of higher cost for development and ledging operations as a result of the P&SA and higher costs of deeper open pit tons.

The PGM basket price for the quarter increased 2% to $745 per PGM ounce.

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
Jun 05	69,875	33,728	12,499	567	116,669	**58,335**
Mar 05	41,366	19,971	7,408	306	69,051	**34,526**
Dec 04	42,659	20,815	7,723	326	71,523	**35,761**
Sep 04	40,389	19,471	7,285	341	67,486	**33,743**
Jun 04	35,724	17,343	6,481	282	59,830	**29,915**
Mar 04	36,283	17,243	6,233	273	60,032	**30,016**

Outlook

The outlook for Kroondal is positive: the P&SA expansion is almost complete ahead of time and below budget. At full capacity the newly expanded mine will produce 505,000 PGM ounces a year (Aquarius attributable 50%) for a significantly longer life of mine to 2016.

The focus now is to complete the final expansion works and development of the new No. 4 shaft.


AQUARIUS

Operating efficiencies are already evident and are expected to further improve as the expansion works tail-off, with the associated portion of development costs currently attributed to operating expected to reduce.

Environmental Management

Environmental management at Kroondal is a core part of day to day operations. In February 2005 an external environmental auditing and management services company was contracted to undertake the environmental management at the Mine complementing existing environmental programs.

During the quarter a dedicated task team was created to minimise dust pollution from the tailings dams.

In addition, other detailed ongoing environmental action plans include:

- Other airborne dust pollution remediation
- Dust monitoring
- Ground and surface water monitoring
- Open pit rehabilitation
- Quarterly environmental assessments and monthly environmental management meetings
- Quarterly tailings dam assessments
- Regular community liaison meetings

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AQUARIUS

Marikana Platinum Mine

Safety

Marikana reported a DIIR of zero for the quarter, with no lost time injuries recorded. Consequently, the 12 month-rolling DIIR reduced to 0.81 from 0.99.

Mining

- Mine contractor performance improved, achieving the mutually agreed revised mining schedule
- Stripping ratios increased slightly with the opening up of a new pit
- Trial underground mining commenced during the quarter

Processing

- ROM tons processed increased 16% over the quarter to 403,450 tons
- Concentrator plant recoveries maintained at 65%, despite a reduction in head grade
- Production improved 2% to 26,940 PGM ounces from the previous quarter, with annual production from the mine increasing 14% to 99,161 PGM ounces for the full year


Marikana Mine PGM Production and Rand Cash Costs per PGM Ounce
6 Quarters to June 2005
Production (PGM ounces)
Rand Cash Costs per PGM ounce
30,000
25,000
20,000
15,000
10,000
5,000
0
6,000
5,000
4,000
3,000
2,000
1,000
0
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Production
Cash Costs

Operations

PGM production improved by 2% to 26,940 PGM ounces for the quarter, lifting production to 99,161 PGM ounces for the full year. This represents a year-on-year increase of 14%, as deeper and more competent reef was mined, yielding higher recoveries.

Mining operations occurred in five pits during the quarter. Production from Pits C and D is scheduled to end during next year as the remaining deep ore is depleted. As production declines, it will be replaced from the new Pit A. This planning allows the correct mix of reef going forward while Pit A produces weathered material, good ore is sourced from C and D, whereafter good ore is opened in Pit A. This ensures 25% weathered ore with 75% competent ore available to the plant.

82-5097



Contractor performance improved during the quarter and achieved the revised mining schedule agreed to in March 2005. The secondary surface mining contractor, MCC, continues to perform well.

ROM tons increased 16% during the quarter to 403,450 tons at a lower head grade of 3.2g/t. This was due to both internal waste dilution and unavoidable footwall dilution from adverse localised geological conditions in Pits C and D.

Improvements in processing resulted in concentrator plant recoveries maintained at 65%, as per the previous quarter, despite the lower head grade.

Cash costs at Marikana for the quarter were R239 per ROM ton and R3,578 per PGM ounce. The increase in PGM ounce costs was due to higher costs associated with a planned higher stripping ratio necessary to open up the new Pit A, and the negative effect of higher dilution currently being experienced simultaneously in Pits B, C and NE.

The PGM basket price increased to $746 per PGM ounce.

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Jun 05	16,893	7,402	2,428	217	26,940
Mar 05	17,230	6,759	2,324	196	26,509
Dec 04	15,808	6,214	1,800	197	24,019
Sep 04	13,937	6,039	1,509	209	21,694
Jun 04	13,591	5,086	1,369	174	20,220
Mar 04	11,950	4,484	1,272	141	17,847

Trial Underground Mining

The trial underground mining project commenced during the quarter, with the construction of both the highwall support and underground portals.

Marikana Pool & Share Agreement

Aquarius announced on 13th July a Marikana Pool and Share Agreement (P&SA2) with Anglo Platinum in relation to their respective mineral rights and assets at and around the Marikana Platinum mine. The P&SA2, which is subject to certain suspensive conditions being met including both parties signing off on a development plan as per the Kroondal P&SA process, and regulatory approvals, is targeted to come into effect on 22nd September 2005. The P&SA2 will extend the life of mine at Marikana by 10 years to 2024. Full details of the P&SA2 agreement are outlined in the announcement released on 13th July 2005 and available on the Company website: www.aquariusplatinum.com.

Contractor dispute with Moolman Mining

During the quarter, Grinaker-LTA Limited trading as Moolman Mining (South Africa) requested a postponement of the arbitration. This was requested to enable an audit be conducted from inception up until the end of March 2005 on the cost elements and expenditure incurred which formulate the rise and fall calculation.

The audit is currently being conducted by KPMG and assisted by independent auditing experts representing Moolman Mining South Africa and AQPSA respectively. It is anticipated that the audited report will be available during the next quarter, whereafter the parties will agree on a way forward.

82-5097



Everest Platinum Mine

Highlights

- Construction activities proceeding on schedule and to budget
- Smaller scale opencast mining established; 56,580 tons opencast reef stockpiled
- Underground decline development ahead of programme, decline conveyor system commissioned

Safety

The DIIR for the quarter rose to 0.39 from zero in the previous quarter as a result of two lost time injuries occurring during the period.

Mining

Ahead of underground mining, small scale open cast mining is planned to provide initial feedstock. During the quarter, the opencast North Pit was established, with opencast mining continuing from the South Pit. Opencast mining is on schedule, with a total of 599,385m^3 of waste moved and 56,580 tons of reef produced. The decline development commenced in April 2005 as scheduled, and is ahead of programme with a system advance of 135m against the 99m programme advance. The decline conveyor and first underground tip was successfully commissioned during the period.

Progress

The Everest construction programme is proceeding as planned. Civil construction and erection of steel structures are ongoing and piping, electrical and instrumentation and tailings dam construction commenced during the period. Engineering, design and procurement activities are proceeding in parallel and project execution is on track for hot commissioning during December 2005. Everest expects to mine and process 250,000 tons per month of UG2 ore to produce 225,000 PGM ounces per annum at steady state, with full production to be attained in 2006.

Everest Mine Development (end June 2005)

Underground Decline Development	Plant Construction Area
	
Plant Construction Area	**Opencast South Pit**
	

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AQUARIUS

The Everest capital budget is R819 million including a R33 million allowance for escalation. The Everest project capital expenditure commitments were R533 million at the end of the quarter, with capital expenditure paid to date of R223 million.

Social Upliftment

The implementation of social upliftment and sustainable livelihood projects is ongoing. Contractor recruitment of local labour is proving beneficial with 473 local people employed during the period.

MIMOSA INVESTMENTS

Mimosa Mine (Aquarius Platinum 50%)

Safety

The DIIR recorded a 0.34 for the quarter as a result of 3 disabling injuries incurred in the quarter. The DIIR for the year to June 2005 at 0.31 was better by 40% compared to the year to June 2004. The result is attributable to a vigorous risk management programme implemented during the period under review.

Processing

- 35,644 PGM ounces produced (Aquarius attributable 17,822 PGM ounces)
- PGM Recovery Rate remained at 77.2% despite increase in throughput
- Base metal tons produced for the quarter increased by 4%


Mimosa Mine PGM Production and $ Cash Costs per PGM Ounce
(Including 12 month rolling-average)
6 Quarters to June 2005
Production (PGM ounces)
$ Cash Cost per PGM ounce
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
400
350
300
250
200
150
100
50
0
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Production
Cash Costs
Rolling cash costs net of by-product

82-5057



Mining

- ROM tons improved by 4% for the quarter to 395 000 tones. The increase in mining production is directly attributable to improvements in the provision of underground infrastructure and equipment.

Operations

PGM production improved by 6.3% to 35,644 PGM ounces for the quarter year to June 2005, boosting annual production from the mine by 9% to 130,167 PGM ounces to financial year end 30 June 2005. The increase in PGM production was as a result of increases in ROM which ensured a 4% increase in concentrator throughput to 383,000 tons. In addition plant feed grade improved by 2% to 3.75 g/t while the PGM recovery rate was maintained at the same levels of 77.2%.

The PGM basket price increased to $603 per PGM ounce, with this improvement in $ price offset by a strengthening of the Z$ exchange rate.

Cash costs at Mimosa for the quarter were $36 per ROM ton and $389 per PGM ounce, (or $164 per PGM ounce after by-product credits). On a 12 month rolling basis to June 2005, unit cash costs per PGM ounce were $357 (or $140 per PGM ounce after by-product credits). The exchange rates achieved for the currency funding requirements were based on the Reserve Bank of Zimbabwe (RBZ) Auction Floor Rates that were lower compared to inflation differential against major currencies. Consequently costs for the quarter were 6% worse than the previous quarter and 42% worse on rolling averages. However, both the Auction Floor Rate and FOB allowance were depreciated by 45% and 67% respectively at the end of May 2005. The impact of these changes on operating costs will be realised in the first quarter of the 2006 financial year.

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
Jun 05	**18,269**	**13,518**	**1,406**	**2,451**	**35,644**	**17,822**
Mar 05	17,189	12,665	1,343	2,332	33,529	**16,765**
Dec 04	15,557	11,514	1,198	2,117	30,386	**15,193**
Sep 04	15,727	11,562	1,210	2,109	30,608	**15,304**
Jun 04	14,653	10,902	1,187	2,065	28,807	**14,404**
Mar 04	14,647	10,621	1,281	2,072	28,621	**14,310**

Mimosa: Base Metals in concentrate produced (tons)

	Mine Production			Attributable to Aquarius		
Quarter ended	**Ni**	**Cu**	**Co**	**Ni**	**Cu**	**Co**
Jun 05	**514**	**420**	**15**	**257**	**210**	**8**
Mar 05	491	407	14	245	203	7
Dec 04	444	374	13	222	187	6
Sep 04	447	362	14	223	181	7
Jun 04	414	329	13	207	164	6
Mar 04	412	340	13	206	170	6

872-5097

Expansion Potential

Mimosa mine has completed technical work for the Wedza Phase IV upgrade to increase concentrator throughput by 25% by June 2006.

Indigenisation

Substantial progress has been made in the indigenisation of 15% of the company's shareholding.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD

Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety

The Plant recorded a DIIR of 0 for the quarter and the year.

Processing

- 36,900 ROM tons processed
- As the project continues to ramp up, 1,473 PGM ounces were produced (Aquarius attributable 737 PGM ounces) during the quarter

Operations

As the project continues to steadily ramp up, PGM production increased to 1,473 PGM ounces for the quarter (Aquarius attributable 737 PGM ounces), resulting in full year production (five months from January 2005) of 2,117 PGM ounces (Aquarius attributable 1,059 PGM ounces)

During the quarter 36,900 ROM tons were processed at a slightly lower head grade of 2.58g/t, compared to 2.98g/t in the previous quarter. The feed grade is erratic due to the high variability of the grades in the dumps. Recoveries improved from 34.5% in the third quarter to 46.6% during the fourth quarter, as a consequence of steadier operations.

The ability of the CTRP plant to process the designed tonnages has been restricted by excessive water feeding the plant via the tailings streams received from the chrome mine. Cyclones will be installed during the next quarter to remove the excess water, thereby increasing the ability to reach the designed dry solids throughput.

Cash costs at the CTRP for the quarter were $339 per PGM ounce, an improvement of 15% compared to the previous quarter due to increasing throughput.

The PGM basket price increased to $840 per PGM ounce. This is higher than the other operations due to a higher rhodium content in the concentrate.

82-5097



FOURTH QUARTER REPORT: 30 JUNE 2005

Statistical Information: Kroondal

	Unit	Current	Previous	% Change	Current	Previous	% Change
		Quarter Jun 2005	Quarter Mar 2005	Quarter on Quarter	12 months Jun 2005	12 months Jun 2004	Year on Year
Safety							
DIIR	Rate/200,000 man hours	0.65	1.06	(39)	0.75	1.66	(55)
Revenue							
Gross revenue	R'M	466	263	77	1,250	869	44
PGM basket price	$/oz	745	728	2	711	599	19
Gross cash margin	%	45	35	29	40	52	(23)
Nickel Price	$/lb	7.44	6.96	7	6.92	5.56	24
Copper Price	$/lb	1.54	1.49	3	1.43	1.06	35
Ave R/$ rate		6.33	5.90	7	6.17	6.86	(10)
Cash Costs							
Per ROM ton	R/ton	163	186	(12)	177	156	13
	$/ton	26	31	(16)	29	23	26
Per PGM oz	R/oz	2,208	2,462	(10)	2,311	2,132	8
	$/oz	349	417	(16)	375	311	20
Per PGM oz after by-product credit	R/oz	2,070	2,382	(13)	2,173	1,987	9
	$/oz	327	404	(19)	352	290	21
Capex							
Current	R '000s	18,453	571	nm	20,521	28,894	(29)
	$ '000s	2,915	97	nm	3,326	4,212	(21)
Expansion	R '000s	67,198	81,829	(18)	462,374	91,805	404
	$ '000s	10,616	13,869	(23)	74,939	13,383	460
Underground							
Underground	ROM ton '000	1,519	860	77	3,974	2,862	39
Open pit	ROM ton '000	59	55	8	266	277	(4)
Total	ROM ton '000	1,578	915	72	4,240	3,139	35
Grade							
Plant Head	g/t	2.99	3.02	(1)	3.04	3.07	(1)
Recoveries	%	77	79	(3)	79	77	3
PGM Production							
Platinum	Ozs	69,875	41,366	69	194,290	143,408	35
Palladium	Ozs	33,728	19,971	69	93,984	68,223	38
Rhodium	Ozs	12,499	7,408	69	34,916	24,913	40
Gold	Ozs	567	306	85	1,540	1,081	42
Total	Ozs	116,669	69,051	69	324,730	237,625	37
Base Metals Production							
Nickel	Tonnes	119	64	86	314	206	52
Copper	Tonnes	53	29	83	141	94	50
Chromite (000)	Tonnes	261	63	314	461	256	80

Data reflects 100% of operations.

82-5097



FOURTH QUARTER REPORT: 30 JUNE 2005

Statistical Information: Marikana

	Unit	Current Quarter Jun 2005	Previous Quarter Mar 2005	% Change Quarter on Quarter	Current 12 months Jun 2005	Previous 12 months Jun 2004	% Change Year on Year
Safety							
DIIR	Rate/200,000 man hours	0	0.99	(100)	0.81	0.85	(5)
Revenue							
Gross revenue	R'M	105	94	12	364	334	9
PGM basket price	$/oz	746	729	2	713	627	14
Gross cash margin	%	8	5	60	-10	-5	100
Nickel Price	$/lb	7.44	6.95	7	6.92	5.56	24
Copper Price	$/lb	1.54	1.49	3	1.43	1.06	35
Ave R/$ rate		6.33	5.90	7	6.17	6.86	(10)
Cash Costs							
Per ROM ton	R/ton	239	256	(7)	264	235	12
	$/ton	38	43	(12)	43	34	26
Per PGM oz	R/oz	3,578	3,356	7	4,035	4,031	0
	$/oz	565	569	(1)	654	588	11
Per PGM oz after by-product credit	R/oz	3,342	3,225	4	3,827	3,927	(3)
	$/oz	528	547	(3)	620	572	8
Capex							
Current	R '000s	6,053	6,161	(2)	19,362	6,442	201
	$ '000s	956	1044	(8)	3,138	939	234
Expansion	R '000s	0	0	-	0	0	-
	$ '000s	0	0	-	0	0	-
Mining Processed							
Open Pit	ROM ton '000	403	347	16	1,515	1,493	1
Grade							
Plant Head	g/t	3.20	3.66	(12)	3.60	3.70	(3)
Recoveries	%	65	65	0	57	49	16
PGM Production							
Platinum	Ozs	16,893	17,230	(2)	63,868	57,774	11
Palladium	Ozs	7,402	6,759	10	26,413	22,598	17
Rhodium	Ozs	2,428	2,324	4	8,061	6,062	33
Gold	Ozs	217	196	11	819	742	10
Total	Ozs	26,940	26,509	2	99,161	87,176	14
Base Metals Production							
Nickel	Tonnes	45	38	19	133	86	55
Copper	Tonnes	27	21	31	73	50	46
Chromite (000)	Tonnes	66	57	16	247	106	133

Data reflects 100% of operations.

82-5097



FOURTH QUARTER REPORT: 30 JUNE 2005

Statistical Information: Mimosa

	Unit	Current	Previous	% Change	Current	Previous	% Change	Rolling
		Quarter Jun 2005	Quarter Mar 2005	Quarter on Quarter	12 months Jun 2005	12 months Jun 2004	Year on Year	12 months June 2005
Safety								
DIIR	Rate/200,000 man hours	0.34	0.11	209	0.31	0.52	(40)	0.31
Revenue								
Gross revenue	$'M	23.0	20.7	11	83.8	72.1	16	83.8
PGM basket price	$/oz	603	595	1	590	538	10	590
Gross cash margin	%	57	58	(1)	60	66	(10)	60
Nickel Price	$/lb	7.11	6.70	6	6.52	5.57	17	6.52
Copper Price	$/lb	1.46	1.29	13	1.23	0.95	30	123
Cash Costs								
Per ROM ton	$/ton	36	34	6	33	23	42	33
Per PGM oz	$/oz	389	372	4	358	252	42	357
Per PGM oz after by-product credit	$/oz	164	158	4	141	56	151	140
Capex								
Current 100%	$ '000s	2,245	2,273	(1)	13,672	9,287	47	11,782
Expansion 100%	$ '000s	370	82	351	1,108	4,257	(74)	1,108
Mining Processed								
Underground	ROM ton '000	395	381	4	1,432	1,334	7	1,432
Grade								
Plant Head	g/t	3.75	3.68	2	3.69	3.71	(1)	3.69
Recoveries	%	77.2	77.2	(0.0)	77.1	76	1.4	77.1
PGM Production								
Platinum	Ozs	18,269	17,189	6.3	66,742	61,422	8.7	66,742
Palladium	Ozs	13,518	12,665	6.7	49,259	44,697	10.2	49,259
Rhodium	Ozs	1,406	1,342	4.8	5,156	5,036	2.4	5,156
Gold	Ozs	2,451	2,333	5.1	9,010	8,234	9.4	9,010
Total	Ozs	35,644	33,529	6.3	130,167	119,389	9.0	130,167
Base Metals Production								
Nickel	Tons	514	491	4.5	1,895	1,708	11.0	1,895
Copper	Tons	420	407	3.2	1,563	1,402	11.5	1,563
Cobalt	Tons	15	14	4.4	56	52	7.5	56

Data reflects 100% of operations.

82-5097



FOURTH QUARTER REPORT: 30 JUNE 2005

Statistical Information: Chromite Tailings Retreatment Program

	Unit	Current	Previous	% Change	Current	Previous	% Change
		Quarter Jun 2005	Quarter Mar 2005	Quarter on Quarter	12 months Jun 2005	12 months Jun 2004	Year on Year
Safety							
DIIR	Rate/200,000 man hours	0	0	0	0	-	-
Revenue							
Gross revenue	$M	0.9	0.4	125	1.3	-	-
PGM basket price	$/oz	840	812	3	834	-	-
Gross cash margin	%	48	30	60	37.5	-	-
Nickel Price	$/lb	-	-	-	-	-	-
Copper Price	$/lb	-	-	-	-	-	-
Cash Costs							
Per ROM ton	$/ton	14.02	13	-8	13.67	-	-
Per PGM oz	$/oz	339	400	15	367	-	-
Per PGM oz after by-product credit	$/oz	-	-	-	-	-	-
Capex							
Current 100%	$ '000s	-	-	-	-	-	-
Expansion 100%	$ '000s	0.1	1,555	nm	nm	-	-
Feed Processed							
	ROM ton '000	36.9	19.4	90	56.3	-	-
Grade							
Plant Head	g/t	2.58	2.98	-13	2.71	-	-
Recoveries	%	46.65	34.50	37	41.78	-	-
PGM Production							
Platinum	Ozs	920	401	129	1,321	-	-
Palladium	Ozs	303	136	123	439	-	-
Rhodium	Ozs	247	106	133	353	-	-
Gold	Ozs	3	1	200	4	-	-
Total	Ozs	1,473	644	129	2,117	-	-

Data reflects 100% of operations.
Note: this operation commenced production of concentrate in late January 2005

82-5097

FOURTH QUARTER REPORT: 30 JUNE 2005



Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Edward Haslam	Non-executive
Catherine Markus	Non-executive
Sir William Purves	Non-executive
Patrick Quirk	Non-executive
Zwelakhe Sisulu	Non-executive

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Catherine Markus
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

Issued Capital
At 30 June 2005, the Company had on issue:
82,753,892 fully paid common shares
3,794,626 unlisted options

Substantial Shareholders 30 June 2005	Number of Shares	Percentage
Impala Platinum Holdings Ltd	7,141,966	8.63 %
J P Morgan Nominees Australia Limited	6,072,196	7.34 %
Chase Nominees Limited (FISL)	5,691,676	6.88 %
National Nominees Limited	4,446,210	5.37 %

Broker (LSE)
Williams de Broë
6 Broadgate
London EC2M 2RP
Telephone: +44 (0)20 7588 7511
Facsimile: +44 (0)20 7588 8860

Broker (ASX)
Euroz Securities
Level 14, The Quadrant
1 William Street
Perth WA 6000
Telephone: +61 (0)8 9488 1400
Facsimile: +61 (0)8 9488 1478

Sponsor (JSE)
Nedbank Capital
135 Rivonia Road
Sandown, Sandton 2196
Telephone: +27 (0)11 294 3601
Facsimile: +27 (0)11 294 8602

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Aquarius Platinum (South Africa) (Proprietary) Ltd.

50.5% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building
5 Skeen Boulevard, Bedfordview
South Africa 2007

P O Box 1282
Bedfordview South Africa 2009

Telephone:	+27 (0)11 455 2050
Facsimile:	+27 (0)11 455 2095
Email:	info@aquariussa.co.za

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre,
85 The Esplanade, South Perth, WA 6151,
Australia

PO Box 485
South Perth, WA 6151, Australia

Telephone:	+61 (0)8 9367 5211
Facsimile:	+61 (0)8 9367 5233
Email:	info@aquariusplatinum.com

AQPSA Management

Stuart Murray	Executive Chairman
Gert Ackerman	Managing Director
Ayanda Khumalo	Finance Director
Neil Collett	General Manager P&SA Project
Graham Ferreira	General Manager Finance & Company Secretary
Hugo Höll	General Manager Everest
Robert Mallinson	General Manager Marikana
Gordon Ramsay	General Manager Projects
Dave Starley	General Manager Kroondal
Gabriel de Wet	General Manager Engineering

Mimosa Mine Management

Alex Mhembere	Managing Director
Winston Chitando	Finance Director
Herbert Mashanyare	Technical Director
Peter Chimboza	General Manager

82-5097

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
CTRP	Chromite Ore Tailings Retreatment Operation
DIFR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 man-hours worked
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine
Mimosa	Mimosa Mining Company (Private) Limited
NOSA	National Occupational Safety Association
PGE(s) (6E)	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are Pt (platinum), Pd (palladium), Rh (rhodium), RU (ruthenium), Ir (iridium) and Os (osmium)
PGM(s) (4E)	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
P&SA	Pooling & Sharing Agreement between KPM and RPM Ltd
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), GB Mining and Exploration (SA) (Pty) Limited (GB) and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1 000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
$	United States Dollars
Z$	Zimbabwe Dollar

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Further information please contact:

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In United Kingdom:

Nick Bias
BuckBias Limited
+ 44 (0)7887 920 530

Alex Buck
BuckBias Limited
+44 (0)7392 740 452

In South Africa:

Stuart Murray
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 (0)11 455 2050

Charmane Russell
Russell & Associates
+27 (0)11 880 3924

or visit: **www.aquariusplatinum.com**


82-5097
SEC MAIL RECEIVED PROCESSING
NOV 14 2005
WASH, D.C. 213 SECTION
AQUARIUS

29th July 2005

Cancellation of unlisted options

Aquarius Platinum Limited wishes to advise that the following unlisted options, granted under the Company's Option Plan, have been cancelled:

Number of Shares	Exercise Price	Expiry Date
100,000	GBP2.50	24/10/11
133,333	GBP3.43	03/10/12

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
buckbias Ltd
+ 44 7887 920 530

Alex Buck
buckbias Ltd
+44 7932 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

82-5097


AQUARIUS
SEC MAIL PROCESSING
RECEIVED
NOV 14 2005
WASH. D.C.
213
SECTION

ANNUAL RESULTS: 30 JUNE 2005

11 August 2005

ANNUAL RESULTS: 30 JUNE 2005

EXPANDING PRODUCTION PROFILE CONTINUES TO DELIVER EARNINGS GROWTH

- **Net Profit $20.95 million, cash profit $47.5 million**
- **Full Year Dividend increased to US 8 cents per share**
- **Record group production: 327,669 PGM ozs**
- **Secure and funded projects to deliver growth: FY 2006: 500,000 PGM ozs**

Highlights of the year:

Operational

- Group attributable production up 7% to 327,669 PGM ounces (2004: 307,063 PGM ounces)
- Kroondal production record as expansion ramps up production
- Marikana improvement in second half
- Mimosa continues a consistent strong performance
- CTRP commissioned, already operating profitably
- Everest on track for hot commissioning in December 2005

Financial

- Revenue increased 14% to $222.3 million
- Net profit after tax "cash basis" up 4% to $47.5 million (US 57 cents per share)
- Accounting net profit (to IFRS) of $20.95 million (25.3 cents per share) following 149% increased earnings over first half year's earnings ($6 million) to December 2004. The result for the year is not comparable with the previous year which included $10.9 million profit on sale of assets.
- Cash balance remains strong at $75.3 million
- Interest bearing debt reduced to $16 million, down from $78.2 million in 2004
- US 5 cents per share final dividend declared, payable on 7 October 2005, (2004: US 3 cents). Total 2005 dividend (interim and final) up 33% to US 8 cents (2004: US 6 cents)

Strategic

- Black Economic Empowerment (BEE) transaction completed in October 2004, R860 million banked
- Kroondal P&SA expansion commissioned 3 months ahead of schedule
- Chrome Tailings Retreatment Plant (CTRP) commenced production in January 2005
- Board strengthened with the appointment of Zwelakhe Sisulu as a non-executive director
- Subsequent to year end, a Pool & Share Agreement at Marikana (P&SA 2) announced, extending life of mine by 10 years

AQUARIUS

ANNUAL RESULTS: 30 JUNE 2005

Aquarius announces consolidated earnings for the year to 30 June 2005 of $20.95 million (US 25.3 cents per share) following a strong second half result of $14.95 million. The second half saw PGM production increase by 25% over the first half as the Group's expanding production profile commenced delivery of new PGM ounces.

Profit for the year included $3.1 million from the sale to Implats of a 2% interest in AQPSA in October 2004 at the conclusion of the BEE transaction. Cash earnings (before depreciation and amortisation) were $47.5 million. The result for the year is not comparable with the previous year, which included a profit of $10.9 million from the sale of the Waterval mineral rights.

As outlined in the table below, this year's performance has shown an improvement in the second half of the year as the Group's expansion program commenced production. This is attributable to improved production and financial performance across the group, notably as the Kroondal P&SA entered production and continues to ramp-up in to the 2006 financial year. The Kroondal operation, which produced 324,730 PGM ounces this year, is on track (following the successful commissioning of the P&SA concentrator in March 2005) to produce 505,000 PGM ounces in FY 2006; 50% of which is attributable to Aquarius.

	1H 2005	2H 2005	FY 2005
Net Profit After Tax & Outside Equity Interests	$6.00 m	$14.95 m	**$20.95 m**
PGM Production (ounces)	145,714	181,955	**327,669**

The Directors have declared a final dividend of 5 cents (2004: 3 cents) per share payable on 7 October 2005 to shareholders registered on 16 September 2005. This brings the total dividend payable for the year ended 30 June 2005 to US 8 cents, an increase of 33% over last year.

Commenting on the results, Stuart Murray, CEO of Aquarius said, "I believe that the 2005 financial year is one of considerable progress. First of all, the group has delivered firm operating results, and second, an active year on the corporate front has positioned the group securely to deliver superior growth.

Results for the financial year are firm, despite challenging economic circumstances in both South Africa and Zimbabwe. Attributable production has increased 7%, yet actual production by mine increased 25%. This pattern is expected to continue, with the group forecasting production to increase significantly in 2006 to 500,000 PGM ounces attributable to Aquarius.

It has been a very busy year too on the corporate front. At AQPSA we have completed a well received BEE transaction, and banked R860 million. Proceeds from the transaction, combined with firm operating cash flows, have been put to good use, with plans completed or underway to increase production at all operations and construct the new Everest Mine.

The second half of the 2005 financial year showed the first signs of this strategy to deliver growth, as production, costs and indeed the bottom line all suggest significant scope to improve in the near future. I believe that this potential is unique to Aquarius and our innovative strategies to grow the Company, notably at a time when the economic outlook for the industry is improving, and position us well to deliver superior growth."


Aquarius Group Attributable Annual Production
(PGM ounces)
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
2005
2006
Kroondal (attributable)
Marikana
Mimosa (attributable)
CTRP
Everest

** Marikana 2006 production attributable portion post P&SA 2 implementation*

Production of PGMs attributable to shareholders of Aquarius increased 7% to 327,669 PGM ounces from 307,063 ounces, with all mines achieving increased production over the previous period. Of particular significance was the commissioning of the second concentrator at Kroondal as part of the P&SA expansion, three months ahead of schedule in March 2005. This concentrator is on track to increase Kroondal's production to 505,000 PGM ounces per annum in FY 2006; of which 50% is attributable to Aquarius.

Revenue for the year, net of currency adjustments, was $225 million, an increase of 17% over the previous year.

Interest of $9.8 million was charged to the P&L during the year. This included a non cash component of $1.9 million relating to the movement in the net present value of the Marikana and Kroondal rehabilitation provisions.

Depreciation increased to $19.7 million from $12.2 million due to capital expenditure on the respective developments and expansions at Kroondal and Marikana. Amortisation arising from the fair value uplift at Kroondal at $6.7 million was $1.7 million higher due to increased production at the mine and an adjustment to the Marikana ore reserve to reflect the decrease in recoveries.

The US Dollar was 10% weaker against the Rand during the year at an average exchange rate of R6.17 to the US Dollar for the year. This continued to place the South African operations, particularly Marikana, under pressure. During the last quarter of the financial year, the US dollar strengthened against the Rand to close at R6.67 to the US Dollar. This shift is positive as the Company's South African operations incur costs in Rand and revenues in US Dollars.

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AQUARIUS


Rand : US Dollar Exchange Rate
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05

Cash costs at Kroondal were well controlled, increasing by 8% to R2,311 per PGM ounce compared to the previous year. This is particularly credible as the Kroondal operating costs include R198 per PGM ounce of P&SA decline development costs. In US Dollar terms cash costs rose 21%, reflecting the weakness of the US Dollar during the year. In addition to the above, $1.8 million was spent on rehabilitation of the previously mined open cast areas to reduce final closure costs.

Marikana has underperformed during the year and was impacted by poor contractor performance and difficult mining in parts of the ore body. Excessive internal waste dilution and a greater overburden than anticipated in the feasibility study contributed to the lower than expected PGM ounces produced during the year resulting in unit costs of R4,035 per PGM ounce. In US Dollar terms cash costs rose 11% reflecting the weakness of the US Dollar during the year. Marikana's performance was characterised by a very poor first half which saw cash costs average R4,699 per PGM ounce on production of 45,713 PGM ounces and a much improved second half which saw operating costs reduce from R4,699 to R3,030 per PGM ounce on increased production of 53,448 PGM ounces. The improvement in the second half is a result of deeper ore being mined and higher plant recoveries of 65% achieved.

Operating costs at the Mimosa Mine increased in US Dollar terms to $358 per PGM ounce, and $141 per PGM ounce after by-product credits. The increase in cash costs is predominantly attributed to the impact of high inflation and a "fixed" foreign exchange rate. The Mimosa Mine experienced fluctuating exchange rates towards the end of the year as a result of revised government exchange control procedures. In May 2005, the Reserve Bank of Zimbabwe depreciated the Zimbabwean currency by some 45% to approximately 9,000 Zimbabwean Dollars to the US Dollar. Subsequent to year end, the Reserve Bank of Zimbabwe further depreciated the Zimbabwean Dollar to 17,500 Zimbabwean Dollars to the US Dollar.

PGM prices in US Dollar terms continued to perform well during the year as a whole. Platinum, rhodium and gold closed the financial year stronger, with the rhodium price in particular performing well, having doubled through the period. Looking to platinum, management believes that continued supply-side constraints due to higher South African costs associated with a strong rand have continued to hamper new production. Demand, however, has continued to be strong, notably for platinum autocatalysts and this has resulted in a continued platinum supply-deficit and historically high prices. The palladium price has continued to fall, losing some $30 over the year to close at $183 per ounce.

82-5097



It should be noted however, that Aquarius mines a basket of platinum group metals: platinum, palladium, rhodium and gold, referred to as 4PGE. These metals occur in different ratios in South Africa and Zimbabwe, and when priced accordingly, provide a PGM basket price, one of the principal revenue drivers. With the sustained high prices of platinum and gold, and the strong increases in rhodium the South African PGM the average basket prices for the year increased 11% in US Dollar terms to $711 per PGM ounce. Due to the weaker US Dollar which depreciated by 10% against the Rand over the year, the PGM basket price was R4,392 in local currency terms, marginally up from the previous year. In Zimbabwe, despite a higher ratio of palladium in the basket, the average PGM basket price for the year increased 10% to $590 PGM ounce.

Platinum Group Metal Prices ($ per ounce)


2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
$ per oz
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Platinum
Palladium
Gold
Rhodium

Cash balances

Aquarius Group cash balances at 30 June 2005 were $75.3 million, a decrease of $2.7 million. Major factors other than mine operations that impacted on the movement in cash during the year were:

Net proceeds from BEE transaction	$133 million
Investec/ABSA and other loan repayments and deposit offset	($ 71 million)
Interest expense	($ 8 million)
Interest income	$7 million
Dividends paid	($5 million)
Capital expenditure	($91 million)

Group Debt

In December 2004, AQPSA signed an addendum to the current debt facility agreement with Investec / ABSA to create an innovative cash balance management offset mechanism in respect of its existing term debt facility. Under this addendum, AQPSA is permitted to deposit its cash (up to the outstanding balance of the debt facility) in order to reduce its interest expense for the period. This was done because the prevailing interest rate on the loan is about 3% higher than the rate that could be earned by placing the funds on deposit. In addition to two loan repayments made during the year totalling R63 million an additional R320 million was deposited into the debt facility as per the deposit offset

82-5097


AQUARIUS

agreement with Investec/ABSA. This has effectively reduced the interest expense charge to the Group and reduced the balance of the amount owing to Investec/ABSA to R2.5 million at 30 June 2005. The R320 million may be redrawn as required.

Group interest bearing debt at 30 June 2005 comprises:

- Investec/ABSA $ 0.4 million
- Savcon Long term debt: $14.9 million

Review of Group's debt facilities

The Company is currently in the process of evaluating various proposals received in regard to replacing the current debt facility with a more appropriate funding package.

82-5097



Financials

Aquarius Platinum Limited
Consolidated Income Statement
Year ended 30 June 2005
$'000

	Note:	Half year ended 30/06/05	Half year ended 31/12/04	Year ended 30/6/05	Year ended 30/6/04
Aquarius PGM Production (attributable ounces)		**181,955**	**145,714**	**327,669**	**307,063**
Revenue	(i)	123,565	98,762	222,327	194,850
Foreign exchange gain/(loss)	(ii)	4,491	(1,694)	2,797	(2,975)
Cost of Sales	(iii)	(91,848)	(83,088)	(174,936)	(125,420)
Gross Profit		**36,208**	**13,980**	**50,188**	**66,455**
Amortisation of fair value uplift of mineral properties	(iv)	(4,146)	(2,599)	(6,745)	(4,951)
Gross profit after amortisation of fair value uplift		**32,062**	**11,381**	**43,443**	**61,504**
Admin & other operating costs	(v)	(2,587)	(3,389)	(5,976)	(8,619)
Other FX movements	(vi)	(1,911)	2,395	484	(3,094)
Finance costs	(vii)	(3,704)	(6,185)	(9,889)	(10,661)
Profit before tax		**23,860**	**4,202**	**28,062**	**39,130**
Income tax expense		(4,559)	1,113	(3,446)	(5,674)
Profit after tax		**19,301**	**5,315**	**24,616**	**33,456**
Minority interest	(viii)	(4,353)	687	(3,666)	(4,752)
Net profit		**14,948**	**6,002**	**20,950**	**28,704**
EPS (basic – cents)		18.04	7.28	25.32	35.07

Notes on the June 2005 Consolidated Income Statement

(i) Sales revenue is higher due to increased PGM ounces (20,606 ounces) and higher basket prices.

(ii) Foreign exchange variances caused by the difference between revenue recorded at time of production to cash received at the end of the four month pipeline.

(iii) Cost of sales is higher due to increased production, Marikana costs and high inflation in Zimbabwe against a fixed exchange rate.

(iv) Amortisation of fair value uplift of mineral properties is up due to increased Kroondal production and an adjustment to the Marikana ore reserve to reflect the decrease in recoveries to 64%.

(v) Administration and other costs are lower due to the reallocation of certain "other" costs into cost of sales.
(vi) Reflects foreign exchange movements on net monetary assets.
(vii) Finance costs were higher in the first half on Zimbabwean working capital debt and lower in the second half on reduced Zimbabwean debt and the impact of the R320 million deposited into the deposit offset account as part of the Investec debt facility with AQPSA.
(viii) Reflects profit of AQPSA attributable to minority interests (Savcon and Implats 49.5%).

Aquarius Platinum Limited
Consolidated Cash flow Statement
Year ended 30 June 2005
$'000

		Half year ended		Financial year ended	
		30/06/05	31/12/04	30/06/05	30/06/04
	Note:				
Net operating cash inflow	(i)	21,580	9,878	31,458	54,365
Net investing cash outflow	(ii)	(51,305)	(36,847)	(88,152)	(10,380)
Net financing cash outflow	(iii)	(21,524)	76,445	54,921	15,786
Net increase (decrease) in cash held		**(51,249)**	**49,476**	**(1,773)**	**59,771**
Opening cash balance		136,550	77,942	77,942	16,996
Exchange rate movement on cash	(iv)	(10,050)	9,132	(918)	1,175
Closing cash balance		**75,251**	**136,550**	**75,251**	**77,942**

Notes on the June 2005 Consolidated Cash flow Statement

(i) Net operating cash flow includes $32.0 million inflow from operations, $1.6 million tax paid and $1 million net finance costs. Net decrease from FY 2004 was due to pipeline drawdown in FY2004 of $16 million and increased mining costs at Marikana and Mimosa in FY 2005.
(ii) Reflects payments for mine development and development costs ($90.3 million), proceeds from sale of assets ($4.7 million), mine-site rehabilitation ($1.8 million).
(iii) Reflects net proceeds from issue of shares ($31.8 million), proceeds from Savcon BEE loan ($97.4 million), repayment of loans including Investec ($71.0 million), proceeds from repayment of share plan loans $1.7 million and payment of dividends of $4.9 million.
(iv) Reflects movement of Rand against the $US.

82-5097



AQUARIUS

Aquarius Platinum Limited
Consolidated Balance Sheet
At 30 June 2005
$'000

	Note:	Financial year ended 30/06/05	30/06/04
Assets			
Cash assets		75,251	77,942
Current receivables	(i)	44,695	23,262
Other current assets	(ii)	16,312	10,736
Non-current receivables	(iii)	2,928	4,627
Mining assets	(iv)	408,765	356,509
Other non-current assets		541	150
Total assets		**548,492**	**473,226**
Liabilities			
Current liabilities	(v)	35,480	41,766
Non-current payables	(vi)	150,735	59,600
Non-current interest-bearing liabilities	(vii)	16,037	62,716
Other non-current liabilities	(viii)	78,315	74,947
Total Liabilities		**280,567**	**239,029**
Net assets		**267,925**	**234,197**
Equity			
Parent entity interest		235,352	224,975
Minority interest		32,573	9,222
Total Equity		**267,925**	**234,197**

Notes on the June 2005 Consolidated Balance Sheet

(i) Reflects debtors receivable on PGM concentrate sales. Increase reflects debtors from new Kroondal concentrator commissioned in March 2005
(ii) Reflects PGM concentrate inventory.
(iii) Reduction reflects Aquarius share plan loans repaid.
(iv) Increase in mining assets reflects Mimosa mining assets, Marikana plant, Kroondal expansion and Everest expansion.
(v) Includes tax payable ($9.6 million) and creditors ($25.9 million).
(vi) Includes BEE deferred settlement proceeds ($10.6 million) and non interest bearing portion of AQPSA shareholder debt (Implats $62.7 million and Savcon $77.5 million).
(vii) Includes interest bearing debt payable to Investec ($0.3 million), Savcon ($15.0 million) and other ($0.7 million).
(viii) Reflects deferred tax liabilities $53.8 million, provision for closure costs $24.5 million.

82-5097



Corporate

Board

In February the Company strengthened the Board with the appointment of Mr Zwelakhe Sisulu as a non-executive Director. Mr Sisulu is the Chairman of Savannah Resources (Pty) Ltd, the lead partner in the Savannah Consortium, Aquarius Platinum's Black Economic Empowerment partner.

Black Economic Empowerment (BEE)

The BEE transaction announced to shareholders on 26th July 2004 and approved by shareholders in Special General Meeting on 11th October 2004 was formally concluded with the receipt of R860 million in cash by the Aquarius Group on the 29th October 2004.

The transaction has two key components, the first of which is now completed. This saw the BEE consortium, led by Savannah Resources (Pty) Limited, subscribe for a 29.5% shareholding in the enlarged share capital of AQPSA. Concurrently Impala Platinum Holdings Limited (Impala) acquired an additional holding in AQPSA from Aquarius to increase their shareholding to 20% in AQPSA following the dilution resulting from the issue of the new shares in AQPSA to the BEE consortium. At this time, the shareholdings in AQPSA are as follows:

- 50.5% interest by AQP
- 29.5% by the Savannah consortium
- 20% held by Impala

The consideration paid by Impala amounted to R71.5 million, which was settled by the cession of R71.5 million of interest bearing loan account to Aquarius. At the time of the BEE transaction, AQPSA had an interest bearing loan of over R93 million (both principal and accumulated interest) to Impala. Following cession of R71.5 million of the loan to Aquarius, AQPSA settled the outstanding balance of the loan in cash.

The final component of the transaction will in time and subject to the conditions detailed in the notice of meeting to shareholders of 17th September 2004, see the Savannah consortium's 29.5% holding in AQPSA be exchanged for 24,599,542 new Aquarius shares. Following this exchange, Aquarius will hold 80% of AQPSA and Savannah consortium constituent members will hold approximately 23% of the enlarged share capital of Aquarius.

JSE Securities Exchange South Africa

In December 2004, the Company announced its listing on the JSE Securities Exchange South Africa (JSE). Aquarius Platinum is the first foreign listed company to list on the JSE under the relaxed exchange control regulations. The new listing means that Aquarius' shares are traded on the Australian, London and Johannesburg Exchanges in addition to a sponsored Level 1 ADR program in the United States.

Projects

Aquarius remains on track to produce its strategic target of 600,000 ounces, attributable to Aquarius.

In South Africa the Kroondal Pool and Share Agreement (P&SA1) is already delivering new production ounces and ahead of schedule to deliver 505,000 PGM ounces (50% attributable to Aquarius) a year, with a significant life extension to 2017.

The Marikana Pool & Share Agreement (P&SA2) announced in July 2005 will see the mine produce 250,000 PGM ounces (50% attributable to Aquarius), with a significant life extension to 2024.

The Everest Mine is under construction and scheduled to be commissioned in December 2005, rapidly ramping up production in 2006 to a targeted 225,000 PGM ounce a year over the project's 10 year life of mine.

The CTRP is also ramping production, towards a stated 28,000 PGM ounces (50% attributable to Aquarius) a year.

In Zimbabwe, the Mimosa Mine will commence a small scale expansion to increase production some 30% to 70,000 PGM ounces.

The targeted production demonstrates three positive strategic shifts in the Aquarius production profile:

1. An almost doubling of production to 600,000 PGM ounces
2. Significant life extension of operations at Kroondal and Marikana
3. Innovative expansion through pool and share transactions, in an industry where new assets are limited
4. Exercising production growth where costs (expansion and production) are some of the lowest in the industry

The table below details individual mine production for the 2005 financial year end against the targeted and attributable mine production.

PGMs (4E)	Production Year Ended 2005	Targeted Production	Targeted Attributable Production
Kroondal	324,730	505,000	252,500
Marikana	99,161	250,000	125,000
Everest	-	225,000	225,000
Mimosa	130,167	162,500	81,250
CTRP	2,117	28,000	14,000
Total	556,175	1,170,500	697,750

Pool and Share Agreements

Kroondal

The Kroondal Pool & Share Agreement (P&SA1) entered production during the year, with first new production delivered in March 2005. The mine is now ramping production towards an annual target of 505,000 PGM ounces (Aquarius attributable 50%).

The new operation sees a new decline at Kroondal to access additional ore reserves pooled by P&SA1 partner Anglo American Platinum. A new concentrator was also constructed in record time and commissioned three months ahead of schedule and within budget.

AQPSA's commitments on the P&SA1 expansion project totalled R314m at the end of the financial year with R278m paid. The expected final cost to AQPSA is estimated at R358m, under the R375 originally announced (R750 million in total, 50% attributable to each partner).

Marikana

Although a post year end event, the Company announced a significant transaction in July 2005 to create a Pool & Share Agreement at the Marikana Mine (P&SA2).

The P&SA2 is targeted to come in to effect in September 2005 and will see the mine increase production to 250,000 PGM ounces (Aquarius attributable 50%) while extending the life of mine by 12 years to 2004. Utilising consensus macroeconomic data it is expected that P&SA2 will add some R1.6 billion ($265 million) to the net present value of the partners' investment.

Aquarius has recognised for some time that the best way to add value to its problematic Marikana operation is to replicate the successes emanating from P&SA1. It is forecast that significant synergies will be achieved as the enhanced Marikana operation will increase its mining life and mining flexibility in a cost-effective manner in terms of both capital expenditure and operating costs. Operations will gradually change from a focus on large-scale opencast mining to underground mining. This transition to primarily underground operations will take around 18 months, although significant opencast operations will continue for as long as they achieve reasonable cash margins.

82-5097


AQUARIUS

ANNUAL RESULTS: 30 JUNE 2005

Mine Operations

On mine financial performances:	Kroondal	Marikana	Mimosa	CTRP
PGM ounces (attributable)	162,365	99,161	66,084	1,059
Revenue (net of FX variance on sales)	$103.1 million	$59.8 million	$49.2 million	$0.7 million
Cash Costs Rand per PGM ounce	R2,311	R4,035	nm	Nm
Cash costs ($) per PGM ounce	$375	$654	$358	$367
Gross margin	40%	(10%)	60%	38%
EBITDA	**$40.8 million***	**($4.3 million)***	**$21.1 million**	**$0.3 million**

* Kroondal and Marikana figures are before outside equity interest

Depreciation and amortisation	$9.3 million	$14.3 million	$2.8 million	$0.1 million

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 50.5%)

Kroondal Platinum Mine

Safety

The DIIR rate improved to 0.75 from 1.66 in the previous year, a credible improvement in safety performance both at mining operations and during a period of intense construction associated with the P&SA.

Production

Kroondal achieved record production of 324,730 PGM ounces for the year, an increase of 37% on the previous year. The year's production is characterised by increased production as the P&SA enters full operational status, and the mine is on track to produce 505,000 PGM ounces annually.

Kroondal: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
2005	194,290	93,984	34,916	1,540	324,730	162,365**
2004	143,408	68,223	24,913	1,081	237,625	160,190*
2003	128,811	58,179	21,175	895	209,061	209,061
2002	133,238	60,682	22,102	1,274	217,296	217,296

**Reflects P&SA effective November 2003 (4 months production at 100% & 8 months production at 50%)*
***Reflects full impact of P&SA (12 months production at 50%)*


AQUARIUS

Production resulted from 4,240,000 ROM tons: 3,974,000 from underground operations and 266,000 ROM tons from open pit operations. The average head grade over the period was constant at 3.04g/t with recoveries improving marginally to 79%.

Cash costs at Kroondal increased 8% to R2,311 per PGM ounce compared to the previous year. This increase, which is in line with the local inflation rate, is commendable given that the mines operating costs for the year include R198 per PGM ounce of P&SA development costs. On an adjusted basis, cash costs (after allowing for development costs) for the year was R2,113 per PGM ounce. As the P&SA enters full production mode, cash cost are expected to trend down.

The average achieved PGM basket price per ounce for the year was $711, notably increasing throughout the year to average $745 in the fourth quarter.

Marikana Platinum Mine

Safety

The Marikana Mine reported an improved DIIR of 0.81 for the year. A small but significant improvement of 5% on the previous year, notably as in the fourth quarter the Mine reported a DIIR of zero.

Production

Production for the year was 99,161 PGM ounces as the mine continued to build up production. Production resulted from 1,515,000 ROM tons from open pit operations. The average grade over the period was marginally lower at 3.60 g/t, though recoveries improved to 57% for the year compared to 49% the previous year. Notably recoveries of 65% were achieved in the second half of the year.

Cash costs for the period were R4,035 per PGM ounce, equal to $654 per PGM ounce. Costs did trend downwards, to R3,578 ($565) per PGM ounce in the fourth quarter. The average achieved PGM basket price per ounce for the year was $713.

Performance at the Marikana Mine has continued to disappoint. However, improvements into the second half suggest that good progress is being made.

Pool & Share Agreement (P&SA2)

In July 2005 Aquarius announced a Pool & Share Agreement for the Marikana Mine, similar to the successful P&SA at Kroondal. The P&SA2, subject to certain suspensive conditions and regulatory approvals being met, is targeted to come into effect in September 2005.

The total capital cost of P&SA2 is estimated at R228 million, to be shared equally by both parties. AQPSA will fund its portion from current cash flows and existing debt facilities.

It is forecast that significant synergies will be achieved as the enhanced Marikana operation will increase its mining life and mining flexibility in a cost-effective manner in terms of both capital expenditure and operating costs. Over 18 months, operations will gradually change from a focus on large-scale opencast mining to underground mining. Utilising consensus macroeconomic data it is expected that P&SA2 will add some R1.6 billion ($265 million) to the net present value of the partners' investment.


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AQUARIUS

Marikana Mineable Reserves and Production Attributable to AQPSA Before and After P&SA2

	PRE - P&SA2	POST - P&SA2
Mineable reserves (ROM tons)	12.7 million	21.9 million
Mineable reserves (PGMs 4E)	1.29 million ounces	2.20 million ounces
Annual Production (ROM tons)	1.6 million	1.5 million
Planned Annual Production (PGMs 4E)	120,000 ounces	125,000 ounces

When the P&SA becomes effective at the end of September, as at Kroondal, Aquarius' initial attributable production at Marikana will be shared. Attributable production will be built back up to 125,000 PGM ounces per annum within 18 months through an expansion of the Marikana metallurgical facility.


Marikana Mine Production Profile
Before and After P&SA
(PGM ounces)
PGM Ounces (000s)
300
250
200
150
100
50
0
2005
2007
2009
2011
2013
2015
2017
2019
2021
2023
With P&SA
Before P&SA
--- Attributable Production Division (Aquarius 50% : Anglo American Platinum 50%)

The impact of P&SA2 on group earnings is expected to be positive for the current financial year and significantly accretive thereafter as the full benefits of P&SA2 accrue. This improvement is due to increased plant throughput, lower unit costs of underground mining, higher PGM recoveries from underground UG2 ore and lower amortisation charges.

Contractor dispute

In June 2005, Grinaker-LTA Limited trading as Moolman Mining (South Africa) requested a postponement of the arbitration. This was requested to enable an audit to be conducted from inception up until the end of March 2005 on the cost elements and expenditure incurred which formulate the rise and fall calculation.



AQUARIUS



The audit is currently being conducted by KPMG and assisted by independent auditing experts representing Moolman Mining South Africa and AQPSA respectively. It is anticipated that the audited report will be available during the next quarter, after which the parties will agree on a way forward.

Everest Platinum Mine

Safety

The DIIR for the quarter to June 2005 rose to 0.39 from zero in the previous quarter as a result of two lost time injuries occurring during the period.

Mining

Ahead of underground mining, small scale open cast mining is planned to provide initial feedstock. During the quarter, the opencast North Pit was established, with opencast mining continuing from the South Pit. Opencast mining is on schedule, with a total of 599,385m3 of waste moved and 56,580 tons of reef produced. The decline development commenced in April 2005 as scheduled, and is ahead of programme with a system advance of 135 metres against the 99 metre programme advance. The decline conveyor and first underground tip was successfully commissioned during the period.

Progress

The Everest construction programme is proceeding as planned. Civil construction and erection of steel structures are ongoing and piping, electrical and instrumentation and tailings dam construction commenced during the period. Engineering, design and procurement activities are proceeding in parallel and project execution is on track for hot commissioning during December 2005. Everest expects to mine and process 250,000 tons per month of UG2 ore to produce 225,000 PGM ounces per annum at steady state, with full production to be attained in 2006.

Everest Mine Development (end June 2005)



Underground Decline Development
Plant Construction Area
Plant Construction Area
Opencast South Pit

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AQUARIUS

The Everest capital budget is R819 million, including a R33 million allowance for escalation. The Everest project capital expenditure commitments were R533 million at the end of the quarter, with capital expenditure paid to date of R223 million.

MIMOSA INVESTMENTS

Mimosa Mine (Aquarius 50%)

Safety

The DIIR for the year improved to 0.31, compared to 0.52 for the previous year.

Production

PGM production for the year increased 9% to 130,167 ounces (Aquarius attributable 65,084 ounces). ROM tonnes increased 7% to a milled tonnage of 1,432,000 tons. With grade slightly lower at 3.69 g/t it was improved recoveries of 1.4% to 77% that assisted in boosting production.

Cash costs per ounce for the year were $358 per PGM ounce. After by-product credits cash costs per ounce were $141 per PGM ounces.

Increases in cash costs are attributed to a fiscal regime, which despite high inflation, maintained a "fixed" exchange rate regime rapidly depreciating currency until May 2005. In May, and subsequently in July also, the Z$ was devalued further taking the exchange rate to Z$17,500 to 1 US Dollar. In conjunction with the devaluation of the Z$ to Z$17,500 the Export Incentive Scheme has been cancelled. The anticipated effect is near neutral on earnings.

Expansion Potential

Mimosa mine has completed technical work for the Wedza Phase IV upgrade to increase concentrator throughput by 25% by June 2006. The project will be funded by Mimosa's own cash resources and a debt facility that is currently being negotiated.

Indigenisation

Negotiations are on going with regard to the indigenisation of 15% of Mimosa's shareholding.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD

Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety

The Plant recorded a DIIR of zero for the quarter and the year.

Operations

As the project continues to steadily ramp up, PGM production during its first 6 months of operations totalled 2,117 PGM ounces (Aquarius attributable 1,056 PGM ounces).

The ability of the CTRP plant to process the designed tonnages has been restricted by excessive water feeding the plant via the tailings streams received from the chrome mine. Cyclones will be installed during the next quarter to remove the excess water, thereby increasing the ability to reach the designed dry solids throughput. Cash costs at the CTRP continue to decrease as the plant reaches steady state production. The PGM basket price increased to $834 per PGM ounce. This is higher than the other operations due to a higher rhodium content in the concentrate.

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ANNUAL RESULTS: 30 JUNE 2005

Statistical Information

	Unit	Kroondal		Marikana		Mimosa		CTRP	
		Year ended		Year ended		Year ended		Year ended	
		June 2005	June 2004	June 2005	June 2004	June 2005	June 2004	June 2005	June 2004
Safety									
DIIR	Rate/200,000 man hours	0.75	1.66	0.81	0.85	0.31	0.52	0	-
Revenue									
Gross revenue	R'M	1,250	869	364	334	$83.8	$72	1.3	-
PGM basket Price	$/oz	711	599	713	627	590	538	834	-
Gross cash margin	%	40	52	(10)	(5)	60	66	37.5	-
Nickel Price	$/lb	6.92	5.56	6.92	5.56	6.52	5.57	-	-
Copper Price	$/lb	1.43	1.06	1.43	1.06	1.23	0.95	-	-
Ave R/$ rate		6.17	6.86	6.17	6.86	-	-	-	-
Cash Costs									
Per ROM ton	R/ton	177	156	264	235	-	-	-	-
	$/ton	29	23	43	34	33	23	13.67	-
Per PGM ounce	R/oz	2,311	2,132	4,035	4,031	-	-	-	-
	$/oz	375	311	654	588	358	252	367	-
Per PGM ounce after by-product credit	R/oz	2,173	1,987	3,827	3,927	-	-	-	-
	$/oz	352	290	620	572	141	56	-	-
Capex									
Current 100%	R '000s	20,521	28,894	19,362	6,442	-	-	-	-
	$ ' 000s	3,326	4,212	3,138	939	13,672	9,287	-	-
Expansion 100%	R '000s	462,374	91,805	-	-	-	-	-	-
	$ '000s	74,939	13,383	-	-	1,108	4,257	-	-
Mining Processed									
Underground	ROM ton '000	3,974	2,862	-	-	1,432	1,334	-	-
Open Pit	ROM ton '000	266	277	1,515	1,493	-	-	-	-
Total	ROM ton '000	4,240	3,139	1,515	1,493	1,432	1,334	-	-
Plant Head	g/t	3.04	3.07	3.60	3.70	3.69	3.71	2.71	-
Recoveries	%	79	77	57	49	77	76	42	-
PGM & Base Metal Production									
Platinum	Ozs	194,290	143,408	63,868	57,774	66,742	61,422	1,321	-
Palladium	Ozs	93,984	68,223	26,413	22,598	49,259	44,697	439	-
Rhodium	Ozs	34,916	24,913	8,061	6,062	5,156	5,036	353	-
Gold	Ozs	1,540	1,081	819	742	9,010	8,234	4	-
4PGE Total	Ozs	324,730	237,625	99,161	87,176	130,167	119,389	2,117	-
Nickel	Tons	314	206	133	86	1,895	1,708	-	-
Copper	Tons	141	94	73	50	1,563	1,402	-	-
Chromite (000)	Tons (000)	461	256	247	106	56	52	-	-

Data reflects 100% of operations.
Note: CTRP operation commenced production of concentrate in late January 2005

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ANNUAL RESULTS: 30 JUNE 2005

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
Sir William Purves	Senior Independent Non-executive Director
David Dix	Non-executive
Edward Haslam	Non-executive
Catherine Markus	Non-executive
Patrick Quirk	Non-executive
Zwelakhe Sisulu	Non-executive

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Catherine Markus
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Senior Independent non-executive director
Sir William Purves

Company Secretary
Willi Boehm

Issued Capital
At 30 June 2005, the Company had on issue:
82,753,892 fully paid common shares
3,794,626 unlisted options

Substantial Shareholders 30 June 2005	Number of Shares	Percentage
Impala Platinum Holdings Ltd	7,141,966	8.63 %
J P Morgan Nominees Australia Limited	6,072,196	7.34 %
Chase Nominees Limited (FISL)	5,691,676	6.88 %
National Nominees Limited	4,446,210	5.37 %

Broker (LSE)
Williams de Broë Plc
6 Broadgate
London EC2M 2RP
Telephone: +44 (0)20 7588 7511
Facsimile: +44 (0)20 7588 8860

Broker (ASX)
Euroz Securities
Level 14, The Quadrant
1 William Street
Perth WA 6000
Telephone: +61 (0)8 9488 1400
Facsimile: +61 (0)8 9488 1478

Sponsor (JSE)
Nedbank Capital
135 Rivonia Road
Sandown, Sandton 2196
Telephone: +27 (0)11 294 3601
Facsimile: +27 (0)11 294 8602

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Aquarius Platinum (South Africa) (Proprietary) Ltd.

50.5% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building
5 Skeen Boulevard, Bedfordview
South Africa 2007

P O Box 1282
Bedfordview South Africa 2009

Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095
Email: info@aquariussa.co.za

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre,
85 The Esplanade, South Perth, WA 6151,
Australia

PO Box 485
South Perth, WA 6151, Australia

Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

AQPSA Management

Stuart Murray	Executive Chairman
Gert Ackerman	Managing Director
Ayanda Khumalo	Finance Director
Neil Collett	General Manager P&SA Project
Graham Ferreira	General Manager Finance & Company Secretary
Hugo Höll	General Manager Everest
Robert Mallinson	General Manager Marikana
Gordon Ramsay	General Manager Projects
Dave Starley	General Manager Kroondal
Gabriel de Wet	General Manager Engineering

Mimosa Mine Management

Alex Mhembere	Managing Director
Winston Chitando	Finance Director
Herbert Mashanyare	Technical Director
Peter Chimboza	General Manager

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Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
CTRP	Chromite Ore Tailings Retreatment Operation
DIFR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 man-hours worked
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine
Mimosa	Mimosa Mining Company (Private) Limited
NOSA	National Occupational Safety Association
PGE(s) (6E)	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are Pt (platinum), Pd (palladium), Rh (rhodium), RU (ruthenium), Ir (iridium) and Os (osmium)
PGM(s) (4E)	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
P&SA	Pooling & Sharing Agreement between KPM and RPM Ltd
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), GB Mining and Exploration (SA) (Pty) Limited (GB) and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1 000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
$	United States Dollars
Z$	Zimbabwe Dollar

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Further information please contact:

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In United Kingdom:

Nick Bias
BuckBias Limited
+ 44 (0)7887 920 530

Alex Buck
BuckBias Limited
+44 (0)7392 740 452

In South Africa:

Stuart Murray
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 (0)11 455 2050

Charmane Russell
Russell & Associates
+27 (0)11 880 3924

or visit: **www.aquariusplatinum.com**

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Appendix 4E

PRELIMINARY FINAL REPORT
12 MONTHS ENDED 30 JUNE 2005

Details of the reporting period and the previous corresponding period

Name of entity

Aquarius Platinum Limited

ARBN	Reporting period	Previous corresponding period
087 577 893	Year ended 30/06/05	Year ended 30/06/04

Results for announcement to the market

				$US'000
Revenues from ordinary activities	up	14 %	to	222,327
Profit from ordinary activities after tax attributable to members	down	27 %	to	20,950 *

Dividends	Amount per security	Franked amount per security
Interim dividend	3 ¢	- ¢
Final Dividend	5 ¢	- ¢

Record date for determining entitlements to the dividend: 16 September 2005

Refer to the results announcement released in conjunction with this appendix 4E to the market on 11th August 2005.

* Consists of				
Net profit before non cash charges	up	4 %	to	47,454
Amortisation and depreciation of mining assets				(19,759)
Amortisation of fair value uplift of mineral properties				(6,745)
Net profit after non cash charges	down	27 %	to	20,950

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Consolidated income statement

(Year ended 30 June 2005)

	30/06/05 $US'000	30/06/04 $US'000
Revenue	222,327	194,850
Foreign exchange gain/(loss)	2,797	(2,975)
Net revenue after foreign exchange loss	225,124	191,875
Cost of sales	(174,936)	(125,420)
Gross profit	**50,188**	**66,455**
Amortisation of fair value uplift of mineral properties	(6,745)	(4,951)
Gross profit after amortisation of fair value uplift of mineral properties	**43,443**	**61,504**
Administrative and other costs	(5,976)	(8,619)
Other foreign exchange gain/(loss)	484	(3,094)
Profit from operating activities	**37,951**	**49,791**
Finance costs	(9,889)	(10,661)
Profit before income tax	**28,062**	**39,130**
Income tax on ordinary activities	(3,446)	(5,674)
Net profit from ordinary activities	**24,616**	**33,456**
Net profit attributable to outside equity interests	(3,666)	(4,752)
Net profit for the period attributable to members of Aquarius Platinum Limited	**20,950**	**28,704**

Earnings per security (EPS)

Basic EPS	25.32 cents	35.08 cents
Diluted EPS	25.17 cents	35.08 cents

Consolidated statement of recognised gains and losses

(Year ended 30 June 2005)

	30/06/05 $US'000	30/06/04 $US'000
Foreign currency translation adjustments	(5,608)	12,116
Net gain not recognised in the income statement	(5,608)	12,116
Net profit for the year	20,950	28,704
Total recognised gains and losses	**15,342**	**40,820**

82-3547

Consolidated balance sheet

Prepared in accordance with International Financial Reporting Standards (IFRS)

	As at 30/06/05 $US'000	As at 30/06/04 $US'000
Non-current assets		
Receivables	2,928	4,627
Investments	437	18
Property, plant and equipment	104	132
Mining assets	408,765	356,509
Total non-current assets	**412,234**	**361,286**
Current assets		
Cash and cash equivalents	75,251	77,942
Trade and other receivables	44,695	23,262
Investments	3	4
Inventories	16,308	10,688
Other	1	44
Total current assets	**136,258**	**111,940**
Total assets	**548,492**	**473,226**
Non-current liabilities		
Payables	150,735	59,600
Interest bearing liabilities	16,037	62,716
Deferred tax liabilities	53,789	56,917
Provisions	24,526	18,030
Total non-current liabilities	**245,087**	**197,263**
Current liabilities		
Trade and other payables	25,538	19,081
Interest bearing liabilities	-	15,555
Current tax liabilities	9,612	6,843
Provisions	330	287
Total current liabilities	**35,480**	**41,766**
Total liabilities	**280,567**	**239,029**
NET ASSETS	**267,925**	**234,197**
Shareholders equity		
Issued capital	12,413	12,413
Share premium reserve	136,669	136,669
Foreign currency translation reserve	7,469	13,077
Retained earnings	78,801	62,816
Equity attributable to members of Aquarius Platinum Limited	**235,352**	**224,975**
Minority interests	32,573	9,222
TOTAL EQUITY & MINORITY INTEREST	**267,925**	**234,197**

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Consolidated statement of cash flows

	30/06/05 $US'000	30/06/04 $US'000
Cash flows related to operating activities		
Receipts from customers	197,521	183,578
Payments to suppliers and employees	(164,546)	(118,860)
Interest and other items of similar nature received	6,655	2,299
Interest and other costs of finance paid	(7,657)	(9,103)
Other income	1,087	188
Income taxes paid	(1,602)	(3,737)
Net operating cash flows	**31,458**	**54,365**
Cash flows related to investing activities		
Payments for mineral exploration	-	(1,208)
Payments for acquisition of mineral tenements	-	-
Payments for mining assets and development costs	(90,279)	(27,308)
Payment for purchases of property, plant and equipment	-	(33)
Payments for mine closure/rehabilitation costs	(2,138)	-
Proceeds from sale of property, plant and equipment	296	17,671
Payment for purchases of equity investments	(476)	(2)
Redemption of short-term deposits		500
Proceeds from disposal of investments	4,445	-
Net investing cash flows	**(88,152)**	**(10,380)**
Cash flows related to financing activities		
Proceeds from issues of shares	38,193	16,471
Payments for share issue and listing expenses	(6,461)	(494)
Proceeds from borrowings	97,439	1,627
Repayment of share-plan loans	1,713	2,999
Repayment of borrowings	(71,032)	-
Payment of principal portion of hire purchase liability	(7)	(8)
Dividends paid	(4,924)	(4,809)
Net financing cash flows	**54,921**	**15,786**
Net increase (decrease) in cash held	**(1,773)**	**59,771**
Cash at beginning of period	77,942	16,996
Exchange rate adjustments to opening cash	(918)	1,175
Cash at end of period	**75,251**	**77,942**

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Notes to the consolidated income statement

	30/06/05 $US'000	30/06/04 $US'000
Revenue from ordinary activities		
Sales revenue	210,125	175,062
Interest revenue	6,655	2,299
Profit on sale of mine properties and investments	4,460	14,921
Other revenue	1,087	2,568
Total revenue	222,327	194,850
Cost of sales		
Amortisation and depreciation	19,759	12,174
Cost of production	153,753	112,640
Royalties	1,424	606
Total cost of sales	174,936	125,420
Finance costs		
Interest on borrowings	7,978	10,506
Net present value discount adjustment to mine site rehabilitation liability	1,911	155
Total finance costs	9,889	10,661

Statement of retained earnings showing movements

Consolidated retained profits

	30/06/05	30/06/04
Retained profits at the beginning of the financial period	62,816	38,987
Net profit attributable to members	20,950	28,704
Dividends paid	(4,965)	(4,875)
Retained profits at the end of the financial period	78,801	62,816

Details of individual and total dividends and dividend payments

Date the final dividend is payable	7 October 2005
Record date to determine entitlements to the dividend	16 September 2005
Has the dividend been declared?	Yes

		Total amount paid or payable US$'000	Amount per share US$	Franked amount per share
Final dividend:	Current period	4,138	5 ¢	- ¢
	Previous period	2,482	3 ¢	- ¢
Interim dividend:	Current period	2,483	3 ¢	- ¢
	Previous period	2,482	2 ¢	- ¢

Other disclosures in relation to dividends

The final dividend for the current period of US$0.05 per share has not been provided for in the Balance Sheet in accordance with International Accounting Standards.

The company does not have a dividend reinvestment plan.

Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	30/06/05 $US'000	**30/06/04 $US'000**
Net Profit:	24,616	33,456
Adjustments:		
Net profit attributable to outside equity interest	(3,666)	(4,752)
Earnings used in calculating basic and diluted earnings per share	**20,950**	**28,704**

	Current period Number of Shares	Previous corresponding period Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	82,753,892	81,833,344
Effect of dilutive securities:		
Share options	485,892	-
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**83,239,784**	**81,833,344**

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Details of entities over which control has been gained or lost during the period

Name of entity (or group of entities) and date of the gain or loss of control	Contribution to net profit (loss)		Profit (loss) for the previous corresponding period	
	Current period $US'000	Previous corresponding period - $US'000	Current period $US'000	Previous corresponding period - $US'000
	-	-	-	-
Total	-	-	-	-

Details of associates and joint venture entities

The economic entity has an interest (that is material to it) in the following entities:

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
	30/06/05	**30/06/04**	**30/06/05 $US'000**	**30/06/04 $US'000**
Mimosa Investments Limited	50%	50%	14,808	14,230
Total			**14,808**	**14,230**

Group's share of associates' and joint venture entities':	**30/06/05 $US'000**	**30/06/04 $US'000**
Profit from ordinary activities before tax	15,751	15,810
Income tax on ordinary activities	(943)	(1,580)
Profit from ordinary activities after tax	14,808	14,230
Adjustments		-
Share of net profit of associates and joint venture entities	**14,808**	**14,230**

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Subsequent Events

On the 13th July 2005 Aquarius and Anglo Platinum Ltd agreed to create a second pooled operation around the Company's Marikana Mine and Anglo Platinum's adjacent mineral rights. Both companies would contribute certain assets and share 50:50 in the venture, which is targeted to come into effect in September 2005. Following commencement of the venture it is expected that Marikana will increase production to 250,000 PGM ounces (of which half will be owned by Aquarius Platinum (South Africa) (Pty) Ltd), and the mine life will be extended by 10 years to 2024

Contingent Liability

A dispute arose between the company and the mining contractor at the Marikana Mine, regarding interpretation of the mining cost escalation formula, especially as it relates to the foreign exchange component of the formula. The matter was referred to arbitration, however, during the last quarter of the financial year, Grinaker-LTA Limited trading as Moolman Mining (South Africa) requested a postponement of the arbitration on the dispute, so that an audit of the cost elements that relate to the "Rise and Fall" clause and formula of the contract may be undertaken. The audit is currently being conducted and the results are expected in the first quarter of the 2006 financial year. Thereafter, the parties will determine the way forward.

In the meantime, the contractual formula continues to be applied on the basis which the company believes was agreed by the contractor. Due to the nature of the dispute, namely the application of the formula and the foreign component, it is not possible to quantify the dispute in Rand terms. The directors of the company in consultation with Counsel, are of the opinion that the ruling will favour Aquarius.

Segment reporting

The economic entity operates predominantly in the mining industry through the ownership and operation of platinum group metals mining projects. The group operates in four predominant geographical segments – South Africa, Zimbabwe, Bermuda and Australia.

Geographical segments

30 June 2005	Bermuda USD000	South Africa USD000	Australia USD000	Zimbabwe USD000	Eliminations USD000	Consolidated USD000
External sales	-	160,859	-	49,266		210,125
External other revenues	4,210	6,841	1,061	88	2	12,202
Intersegment revenues	8,164	-	492	-	(8,656)	-
Segment revenue	12,374	167,700	1,553	49,354	(8,654)	222,327
Segment result	1,624	7,212	1,399	15,751	2,076	28,062
Income tax expense						(3,446)
Profit after tax						24,616
Minority interest						(3,666)
Net profit						20,950

30 June 2004	Bermuda USD000	South Africa USD000	Australia USD000	Zimbabwe USD000	Eliminations USD000	Consolidated USD000
External sales	-	130,862	-	41,225	-	172,087
External other revenues	30	16,625	644	2,489	-	19,788
Intersegment revenues	3,176	-	393	-	(3,569)	-
Segment revenue	3,206	147,487	1,037	43,714	(3,569)	191,875
Segment result	176	25,694	(107)	15,810	(2,443)	39,130
Income tax expense						(5,674)
Profit after tax						33,456
Minority interest						(4,752)
Net profit						28,704

82-5097

Issued and quoted securities at end of current period

Category of securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
Ordinary securities	82,753,892	82,753,892		
Changes during current period:				
Increases through issues	-	-	-	-
Increases through option conversions	-	-	-	-
Decreases through returns of capital, buybacks, redemptions	-	-	-	-
Options *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
Unlisted options each convertible for one ordinary share				
- Employee options				
" "	1,615,000	-	£2.50	23/10/11
" "	380,000	-	£3.32	21/11/13
" "	1,093,967	-	£2.54	11/06/14
" "	209,865	-	£2.54	11/10/11
" "	495,794	-	£2.92	02/11/11
Changes during current period:				
Issued during current period				
- Employee options	209,865		£2.54	11/10/11
- Employee options	495,794		£2.92	02/11/11
Exercised during current period	-	-	-	-
Expired during current period	133,333	-	£3.43	-
	100,000	-	£2.50	-

82-5097

Statements in relation to accounts and audit

This report is based on accounts to which one of the following applies.

☐	The accounts have been audited (refer audit attached report).	☐	The accounts have been subject to review (refer attached review report).
☑	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

Sign here: ....Date: ...11 August 2005........................
(Company Secretary)

Print name: WILLI BOEHM..

82-5097

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Options granted pursuant to the Aquarius Platinum Limited Option Plan "Option Plan").
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	78,965 unlisted options granted under the Aquarius Platinum Limited Option Plan.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The Options granted under the Option Plan are exercisable at £3.32 on or before (seven years from the date of their grant) in three tranches: (a) One third of the Options are exercisable 24 months after the date of their grant; (b) One third of the Options are exercisable 36 months after the date of their grant; and (c) One third of the Options are exercisable 48 months after the date of their grant.

+ See chapter 19 for defined terms.

82-5097

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The Options granted under the Option Plan will not participate in dividends or interest until shares are issued upon exercise of the options.
5	Issue price or consideration	The Options granted under the Option Plan were granted for no consideration.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the Aquarius Platinum Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 August 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
82,753,892	Ordinary

82-5097

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,615,000	Unlisted options expiring 26/10/11
		380,000	Unlisted options expiring 21/11/13
		1,093,967	Unlisted options expiring 11/06/11
		209,865	Unlisted options expiring 11/10/11
		479,605	Unlisted options expiring 02/11/11
		78,965	Unlisted options expiring 02/08/12

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

82-5097

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..


82-5097
SEC MAIL PROCESSING
RECEIVED
NOV 14 2005
WASH, D.C.
213
SECTION

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	101,000 Shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

82-5097

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were issued at the exercise price of GBP2.50 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 September 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
82,854,892	Ordinary

82-5097

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,514,000 380,000 1,093,967 209,865 479,605 78,965	Unlisted options expiring 26/10/11 Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 11/10/11 Unlisted options expiring 02/11/11 Unlisted options expiring 02/08/12
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.	

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

82-5097

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm...

82-5097




IMPLATS

21 September 2005

AQUARIUS PLATINUM AND IMPALA PLATINUM HOLDINGS LIMITED ANNOUNCE APPROVAL FOR LOW CAPITAL COST EXPANSION AT THE MIMOSA PLATINUM MINE

Aquarius Platinum Limited and Impala Platinum Holdings Limited are pleased to announce an approved low capital cost expansion to increase annual production capacity to 168,750 PGM ounces (86,500 platinum ounces in concentrate) at the Mimosa Platinum Mine in Zimbabwe.

The expansion project, known as "Wedza Phase IV", follows three earlier successful expansion projects at Mimosa and is expected to increase annual PGM production from 135,000 PGM ounces to 168,750 PGM ounces. The increase in mining will come from the South Hill ore body where current operations are based, increasing throughput by 25% from 120,000 tonnes to 150,000 tonnes milled per month. The expansion will not have an impact on day to day operations, or have any material impact on the life-of-mine.

Total capital cost of the expansion, which has an estimated payback period of eight months, is forecast at US$14 million. It will be funded from both retained cash flows at the Mimosa level and a US$10 million facility financed by the Merchant Bank of Central Africa. The facility with an interest rate of 5.5% above LIBOR is for a two year period.

The project will commence on 1 October 2005. The rapid construction schedule envisages completion in May 2006, with full production by June 2006.

All the necessary government and environmental approvals have been obtained, with the project granted National Project Status; this status is valuable as it permits the waiver of customs duties on all approved imported capital goods.

For further information please contact:

Aquarius Platinum

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In the United Kingdom and South Africa
Nick Bias
BuckBias Ltd
+ 44 7887 920 530

Impala Platinum

In South Africa

David Brown
+ 27 11 481 3926/7

Les Paton
+ 27 11 481 3918/37

Bob Gilmour
+ 27 11 481 3913/2

82-5097

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000 Shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

82-5097

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were issued at the exercise price of GBP2.50 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 October 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
82,864,892	Ordinary

82-5097

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,504,000	Unlisted options expiring 26/10/11
		380,000	Unlisted options expiring 21/11/13
		1,093,967	Unlisted options expiring 11/06/11
		209,865	Unlisted options expiring 11/10/11
		479,605	Unlisted options expiring 02/11/11
		78,965	Unlisted options expiring 02/08/12

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

82-5097

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..


SEC MAIL PROCESSING
RECEIVED
NOV 14 2005
WASH. D.C. 213 SECTION

82-5097


AQUARIUS

QUARTERLY REPORT 30 SEPTEMBER 2005

ROBUST PRODUCTION PROFILE, COUPLED WITH RISING PGM PRICES DELIVERS STRONG PROFIT RESULTS

- **Quarterly cash profit climbs strongly to $17.7 million, resulting in a net profit of $9.9 million**
- **Record group attributable production: 103,869 PGM ounces, marginally up from the last quarter**
- **Expansion projects on track**
- **Cold commissioning commenced at the new Everest Mine**
- **New senior debt facility in place**

Highlights of the Quarter

Kroondal (PSA1)
- Expanded operation produced 115,362 PGM ounces (Aquarius attributable 57,681 PGM ounces)
- Underground operations produced a record 1.59 million tons
- New No. 4 decline on schedule
- Underground production ramp up on schedule to 540,000 tons per month by December 2005

Marikana
- Production increased marginally to 27,322 PGM ounces
- Operating cash margin of 8% for the quarter, Mine reports a net profit in September month
- Trial underground mining continues, reporting favourable mining conditions
- Marikana P&SA2 (signed with Anglo Platinum in July 2005) approvals in process

Mimosa
- Production increased to a record 36,368 PGM ounces (Aquarius attributable 18,184 PGM ounces)
- Wedza Phase IV upgrade commenced
- Cash costs decreased 7% to $361 per PGM ounce and to $106 per PGM ounce after by-product credits
- Currency devaluation restores margins, new monetary policy issued in October

Everest
- Construction activities proceed on schedule and within budget
- Ore stockpile at 220,000 tons
- Cold commissioning of the plant has commenced
- Hot commissioning in December 2005, ahead of schedule

CTRP
- Production disappoints due to problems feeding dump material into circuits, with lower than anticipated recoveries on certain feeds
- Alternative process equipment to be fitted during the second quarter to improve throughput and recovery

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said,

"Aquarius has worked hard, and I am encouraged to see that our efforts to expand production and enhance efficiencies at all our operations are finally resulting in significant improvements to the bottom line. The results of this quarter are set to continue going forward, and I am confident this will be a good year for shareholders."

82-5097


AQUARIUS

QUARTERLY REPORT 30 SEPTEMBER 2005


Aquarius Platinum Attributable Quarterly Production – PGM ounces
PGM ounces
110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Dec 2004
Mar 2005
Jun 2005
Sep 2005
Kroondal Attributable
Marikana
Mimosa Attributable
CTRP Attributable

Production by Mine

PGMs (4E)	Quarter Ended			
	Dec 2004	Mar 2005	Jun 2005	Sept 2005
Kroondal	71,523	69,051	116,669	**115,362**
Marikana	24,019	26,509	26,940	**27,322**
Mimosa	30,386	33,529	35,644	**36,368**
CTRP	-	644	1,473	**1,363**
Total	**125,928**	**129,733**	**180,726**	**180,415**

Production by Mine Attributable to Aquarius

PGMs (4E)	Quarter Ended			
	Dec 2004	Mar 2005	Jun 2005	Sep 2005
Kroondal	35,761	34,526	58,335	**57,681**
Marikana	24,019	26,509	26,940	**27,322**
Mimosa	15,193	16,765	17,822	**18,184**
CTRP	-	322	737	**682**
Total	**74,973**	**78,122**	**103,834**	**103,869**

872-5097

QUARTERLY REPORT 30 SEPTEMBER 2005


AQUARIUS

Aquarius announces consolidated earnings for the quarter to 30 September 2005 of $9.9 million (US 11.9 cents per share) as the Group's expansion program continues to deliver increased profits. Cash earnings (before depreciation and amortisation) were $17.7 million.

Aquarius Attributable Production and Net Profit Summary

	Qtr Mar 2005	Qtr June 2005	Qtr Sept 2005
PGM Production (attributable ounces)	78,122	103,834	**103,869**
Net Profit After Tax & Outside Equity Interests	**$6.0 m**	**$8.9 m**	**$9.9 m**

Production of PGMs attributable to shareholders of Aquarius was 103,869 PGM ounces, up slightly from the previous quarter ended June 2005, with all mines achieving consistent performance.

Revenue for the quarter, net of currency adjustments, was $78.7 million. Net finance charges for the quarter were $0.6 million comprising interest expense of $1.6 million, offset by interest income of $1.0 million.

Depreciation was higher at $5.8 million due to capital expenditure on the developments and expansions at Kroondal and Marikana. Amortisation arising from the fair value uplift of mineral rights at $2.0 million reflects increased production.

Aquarius Group cash balances at 30 September 2005 were $102.6 million, an increase of $27.3 million. Material items other than mine operations that affected cash balances during the quarter included a redraw from the debt facility of $25.3 million and capital expenditure of $32.1 million.

Over the quarter, the US Dollar was on average 3% stronger against the Rand at an average exchange rate of R6.52 to the US Dollar. This coupled with increased production and higher US dollar PGM basket prices achieved during the quarter all contributed to the improved quarterly profit performance.

Kroondal's mining cash costs, excluding development costs for the quarter increased marginally. Costs per ROM ton increased 5.1% to R155. Costs per PGM ounce increased 3.1% to R2,012. Reported cash costs, however, on a per ROM ton basis increased by 11% to R181 compared to the previous quarter and cash cost per PGM ounce increased by 13% to R2,489 per PGM ounce. The increase is attributed to a 73% increase in development cost to ensure the production build-up to 540,000 tons/month, and higher than normal escalation charges, impacted by higher fuel prices and annual wage increases.

Marikana returned a gross margin of 8% despite cash costs being impacted by some "one-off" costs. These "one-off" costs involved additional stripping due to the unanticipated change in location of Pit A reef sub-outcrop as well as the removal of clay layers found in Pit A as a contingency against heavy rainfall. Cash costs were R280 per ROM and R4,268 per PGM ounce.

Operating costs at the Mimosa Mine decreased 7% to $358 per PGM ounce, and $106 per PGM ounce after by-product credits. This decrease in cash costs is predominantly attributed to a devaluation of the Zimbabwean currency to Z$26,002 to the Dollar.

82-5097

QUARTERLY REPORT 30 SEPTEMBER 2005


AQUARIUS

Foreign Exchange

Rand

Over the quarter, despite the Rand weakening on average, the spot rates for the Rand strengthened marginally to close the quarter at R6.36 to the Dollar, having started the quarter at R6.52 to the Dollar.

Zimbabwe Dollar

The Zimbabwean dollar devalued to Z$26,002 to the Dollar during the quarter. This largely compensated for the abolition of the FOB export credit and cost inflation.

Metals Prices

The value of the basket continued to rise during the quarter to close at R5,721 per PGM ounce. This represents a 40% increase since January 2005 when the basket price was below R4,000 per PGM ounce. Encouragingly, this upward move has continued into the current quarter, having at one point already broken through R 6,000 per PGM ounce.


Platinum Group Metal Prices (Dollar per ounce)
Pt, Pd & Au ($ per ounce)
Rh ($ per ounce)
1,000
900
800
700
600
500
400
300
200
100
0
3500
3000
2500
2000
1500
1000
500
0
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Platinum
Palladium
Gold
Rhodium

The platinum price closed for the quarter at a twenty-five year high of $929 per ounce, having risen 14% since January 2005. The rhodium price was particularly strong, increasing by 43% to $2,740 per from $1,920 per ounce in the previous quarter. Palladium also demonstrated positive gains, increasing 7% to $194 per PGM ounce from $181 per PGM ounce.

82-5097

QUARTERLY REPORT 30 SEPTEMBER 2005


AQUARIUS


Platinum Group Metal Basket Prices
(Dollar and Rand per 4PGM ounce)
$/oz
R/oz
1000
900
800
700
600
500
400
300
200
100
0
7000
6000
5000
4000
3000
2000
1000
0
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
South African 4PGM Basket Price ($/oz)
Zimbabwean 4PGM Basket Price ($/oz)
South African 4PGM Basket Price (R/oz)

The basket price for the operations in South Africa improved from R4,716 ($746) to R5,262 ($807) at AQPSA, due to a strong rise in the rhodium price. Significantly the South African basket price broke through R6,000 per PGM ounce near the quarter's end.

The basket price for the operations in Zimbabwe improved from $603 to $614, due to the improvement in the platinum price. Mimosa mine in Zimbabwe produces significant nickel/copper as a by-product, contributing approximately 30% of Mimosa's revenue. Base metal prices remained strong during the quarter, with nickel falling back lightly from recent highs to $6.92 per pound and copper continuing to advance, increasing 3% to $1.50 per pound, since the previous quarter.

82-3097



QUARTERLY REPORT 30 SEPTEMBER 2005

Aquarius Platinum Limited
Consolidated Income Statement
Quarter ended 30 September 2005
US$'000

		Quarter ended*	Quarter ended	Financial year ended
		30/09/05	30/09/04	30/06/05
Aquarius PGM Production (attributable ounces)		**103,869**	**67,486**	**327,669**
	Note			
Revenue	(i)	80,992	45,591	222,327
Forex sales adjustments	(ii)	(2,325)	(363)	2,797
Total revenue		**78,667**	**45,228**	**225,124**
Cost of sales	(iii)	(55,859)	(42,749)	(174,936)
Gross profit		**22,808**	**2,479**	**50,188**
Amortisation of fair value uplift of mineral properties		(1,958)	(941)	(6,745)
Gross profit after amortisation of fair value uplift		**20,850**	**1,538**	**43,443**
Admin & other costs		(1,144)	(1,173)	(5,976)
Finance costs	(iv)	(1,644)	(2,113)	484
FX movements	(v)	(480)	1,963	(9,889)
Profit before tax		**17,582**	**215**	**28,062**
Income tax expense		(3,940)	(1,306)	(3,446)
Profit after tax		**13,642**	**(1,091)**	**24,616**
Minority interest	(vi)	(3,780)	1,136	(3,666)
Net profit for the period		**9,862**	**45**	**20,950**
Earnings per share (basic - cents)		11.9	0.05	25.3

* Unaudited

Notes on the Consolidated Income Statement

(i) Revenue is up 78% from the previous corresponding quarter due to increased production and higher PGM prices
(ii) Reflects effects of adjusting revenue recorded at time of production to cash received at the end of the four month pipeline
(iii) Cost of sales on a per PGM ounce basis are lower from the previous corresponding quarter due to increased level of low cost ounces from Kroondal production
(iv) Finance costs reflect interest expense on Group interest bearing borrowings
(v) Reflects foreign exchange movements on translation of net monetary assets
(vi) Minority interests reflects 29.5% and 20% outside equity interest of Savannah Consortium and Impala Platinum Holdings Limited (Implats) in AQPSA

82-5097

QUARTERLY REPORT 30 SEPTEMBER 2005


AQUARIUS

Aquarius Platinum Limited
Consolidated Cash Flow Statement
Quarter ended 30 September 2005
US$'000

		Quarter ended *	Financial year ended
		30/09/05	**30/06/05**
	Note		
Net operating cash inflow	(i)	31,264	31,458
Net investing cash outflow	(ii)	(32,103)	(88,152)
Net financing cash inflow	(iii)	25,923	54,921
Net increase (decrease) in cash held		**25,084**	**(1,773)**
Opening cash balance		75,251	77,942
Exchange rate movement on cash		2,297	(918)
Closing cash balance		**102,632**	**75,251**

* Unaudited

Notes on the Consolidated Cash Flow Statement

(i) Net operating cash flow includes $31.1 million net inflow from operations, $0.9 million net finance costs and $0.9 million income tax payments

(ii) Reflects payments for mine construction costs of $32.1 million, relating mainly to the new Everest operation

(iii) Reflects proceeds from redraw of finance facilities of $25.3 million, conversion of options $0.4 million and repayment of share plan loans $0.1 million

82-5097



QUARTERLY REPORT 30 SEPTEMBER 2005

Aquarius Platinum Limited
Consolidated Balance Sheet
at 30 September 2005
US$'000

		Quarter ended *	Financial year ended
	Note	**30/09/05**	**30/06/05**
Assets			
Cash assets	(i)	102,632	75,251
Current receivables	(ii)	42,548	44,695
Other current assets	(iii)	19,732	16,312
Non-current receivables	(iv)	2,735	2,928
Mining assets	(v)	444,645	408,765
Other non-current assets		1,106	541
Total Assets		**613,398**	**548,492**
Liabilities			
Current liabilities	(vi)	39,615	35,480
Non-current payables	(vii)	157,738	150,735
Non-current interest-bearing liabilities	(viii)	45,028	16,037
Other non-current liabilities	(ix)	82,353	78,315
Total Liabilities		**324,734**	**280,567**
Net Assets		**288,664**	**267,925**
Equity			
Parent entity interest		250,479	235,352
Minority interest		38,185	32,573
Total Equity		**288,664**	**267,925**

* Unaudited

Notes on the Consolidated Balance Sheet

(i) Cash balance is up due to redraw on finance facilities, $25 million during the quarter
(ii) Reflects debtors receivable on PGM concentrate sales
(iii) Increase reflects stockpile build up to accommodate the P&SA expansion.
(iv) Reflects employee share plan loans
(v) Increase in mining assets mainly relates to Everest construction
(vi) Includes tax payable ($12 million) and creditors ($28 million)
(vii) Reflects deferred income from BEE transaction ($10.6 million) and portion of Implats and Savcon non interest bearing shareholder loans ($148.5 million)
(viii) Reflects non-current portion of Investec debt and Savcon interest bearing shareholder loan
(ix) Reflects deferred tax liabilities $56 million, provision for closure costs $26 million

82-5097

QUARTERLY REPORT 30 SEPTEMBER 2005


AQUARIUS

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 50.5%)

Kroondal Platinum Mine

Safety

The DIIR for the quarter was unchanged from the previous quarter at 0.65. The 12 month rolling DIIR has improved to 0.67, reflecting the improved longer-term safety performance.

Mining

- P&SA expansion nears completion, underground operations produced a record 1.59 million tons
- New No. 4 decline is on schedule
- Underground production is on schedule for ramping up to 540,000 tons per month by December 2005


Kroondal Mine PGM Production and Rand Cash Costs per PGM Ounce
4 Quarters to September 2005
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Production (PGM ounces)
3,000
2,500
2,000
1,500
1,000
500
0
Rand cash costs per PGM ounce
Dec-04
Mar-05
Jun-05
Sep-05
Production
Cash Costs

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
Sep-05	69,129	33,420	12,250	563	115,362	**57,681**
Jun 05	69,875	33,728	12,499	567	116,669	**58,335**
Mar 05	41,366	19,971	7,408	306	69,051	**34,526**
Dec 04	42,659	20,815	7,723	326	71,523	**35,761**

82-5097



QUARTERLY REPORT 30 SEPTEMBER 2005

Processing

- DMS feed increased by 1.0% to 1.59 million tons
- Production decreased by 1.1% to 115,362 PGM ounces
- Overall recovery increased by 1.3% to 78.3%

Operations

Operations produced 1,583,000 tons from underground and 125,000 tons from opencast mining.

Development and equipping of additional underground mining areas continued at the Central, East and No. 3 decline shafts. In addition, underground mining at the new No. 4 decline shaft continues on schedule. In total, 1,265 metres of development were completed during the quarter.

The increase in mining area as a result of down-dip development as part of the P&SA project has had a marked positive effect on production, with an average of 2.2km of dip face length mined every month.

Surface stockpiles were depleted due to the early completion of the K2 concentrator and the rapid tonnage build-up during the ramp-up phase.

The head grade to the plant reduced marginally to 2.88g/t from 2.99g/t in the previous quarter. This was due to development material from underground and a lower in-situ grade of the surface stockpile material.

PGM Production decreased slightly by 1.1% to 115,362 4PGE ounces for the quarter (Aquarius attributable 57,681 PGM ounces, largely as a result of the lower than expected head grades at number 3 shaft and significant development tonnages.

It is anticipated that total underground mining production will reach sustainable steady state production of 540,000 tons per month by December 2005. Remaining work on the P&SA expansion, notably the surface and underground infrastructure at the No 4 decline shaft, is scheduled for completion by December 2005.

Both plants (K1 and K2) continued to perform well, with recoveries improving by 1.3% overall. The plants processed 1,590,000 tons during the quarter at 77% and 79% recovery respectively for K1 and K2 concentrators. Recoveries, though better by 1.3 % than the previous quarter, were affected by reduced head grade and the processing of open cast tons.

K1 plant continued to perform above design capacity of 250,000 tons per monthand strong improvements in grind were achieved following a complete reline of the ball mill during July 2005.

The K2 plant continued to perform at above designed tonnage capacity with recoveries improving from 76% during commissioning to 79% during the quarter. This improvement is attributed to optimisation of the DMS plant, fines handling circuit, and primary mill grinding. The K2 spiral plant has also been commissioned and is producing on-specification chrome.

Mining cash costs, excluding development costs for the quarter increased marginally by 5.1% to R155 per ROM ton and by 3.1% to R2,012 per PGM ounce. Reported cash costs, however, on a per ROM ton basis increased by 11% to R181 compared to the previous quarter and cash cost per PGM ounce increased by 13% to R2,489 per PGM ounce. The high cost increases can be attributed to a 73% increase in development cost to ensure the production build-up to 540,000 tpm is achieved, and higher escalation charges, impacted by annual wage increases and high fuel prices.

The PGM basket price increased quarter on quarter by 9% from $745 per PGM oz to $813 PGM oz at an average ZAR / US$ exchange rate of R6.52.

82-5097



QUARTERLY REPORT 30 SEPTEMBER 2005

P&SA1 PROJECT

The P&SA expansion works continued well and are nearing completion. All conveyor installations are complete, with electrical installations nearing completion. At the new No.4 Shaft, the materials handling system (silo, silo truck load-out facility, silo feed belt, transfer station, decline belt and underground decline tip) was completed to schedule. .

The final capital cost is expected well below budget. The figures presented below include mining, plant and infrastructure portions of the project. The estimated final cost is R689.2 million (100% basis), R132.5 million below the escalated budget largely due to deferment into future ongoing capital. R587.2 million has been paid to date.

Environmental Management

Environmental management at Kroondal continues to be a fundamental element of the day to day operations.

Minimising dust pollution from tailings dams is a considerable challenge for all mining operations in the region. Following numerous trials on different methods of dust suppression on the K1 tailings dam, an overhead water spraying system was installed. The system was commissioned on 1 September 2005 with excellent results, and will now be rolled out to the remaining two tailings dams. This is an industry first that third parties, including government are observing with interest.

During the quarter, specific attention was also given to:

- Environmental management of all contractors at Kroondal
- Community/Stakeholder liaison in terms of dust management and rehabilitation
- Water management

82-5097

QUARTERLY REPORT 30 SEPTEMBER 2005


AQUARIUS

Marikana Platinum Mine

Safety

- Two lost time injuries were reported for the quarter. The 12 month rolling DIIR reduced slightly from 0.81 to 0.80 for the current quarter. The FY06 DIIR rate stands at 0.57 for the quarter.

Mining

- Both opencast mining contractors delivered against revised mining schedules.
- Stockpiles at the end of the quarter totalled 66,000 ROM tons.
- Trial underground mining has extended some 60m down dip of the portals.

Processing

- 417,043 ROM tons were processed during the period, an increase of 3% on the previous quarter.
- Concentrator plant recoveries for the period were 62% overall and in line with expectations despite high variability in the feed.
- A record 27,322 PGM ounces were produced.
- End of quarter ROM stockpiles contain an estimated recoverable 2,900 PGM ounces.


Marikana Mine PGM Production and Rand Cash Costs per PGM Ounce
4 Quarters to September 2005
Production (PGM ounces)
30,000
25,000
20,000
15,000
10,000
5,000
0
Rand Cash Costs per PGM ounce
6,000
5,000
4,000
3,000
2,000
1,000
0
Dec-04
Mar-05
Jun-05
Sep-05
Production
Cash Costs

82-5097



QUARTERLY REPORT 30 SEPTEMBER 2005

Operations

PGM production increased quarter-on-quarter by 1.4% to a new record of 27,322 PGM ounces.

Marikana made a modest 8% cash margin for the quarter, and realized a modest net operating profit in September 2005 for the first time since commencement of operations.

Cash cost for the quarter was R280 per ROM ton and R4,268 per PGM ounce. Increases on the previous quarter are 17% and 19% respectively.

The increase in cash costs is largely attributed to the two new pits, pit "A" and "SW"; currently being opened up to sustain production. These had a negative impact on mining rates and costs. Oxidized reef from Pit A extended an approximate 15m deeper than expected. Hence the ratio of oxidized to fresh reef ratio was higher than planned which impacted negatively on recovery, but more importantly, on planned plant throughput. Due to the clay-like nature of the oxidized reef, this reef can only be processed effectively and efficiently when blended with more competent reef at ratios in the order of 5% - 10%. The effect of this is, however, reflected by stockpiles of approximately 66,000 ROM tons with an estimated recoverable 2,900 ounces locked up within them, available at the end of the quarter.

Approximately 50% of the cash cost increase was due to an authorized increase in strip ratio during July 2005 to allow for additional stripping due to the unanticipated change in location of Pit A reef sub-outcrop, as well as the removal of clay layers found in Pit A as a contingency against heavy rainfall. These costs are deemed as one-off and not on-going.

The PGM basket price increased quarter-on-quarter by 10.5% from R4,722 per PGM ounce to R5,216 per PGM ounce at an average R/$ exchange rate of R6.52.

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Sep-05	17,244	7,409	2,466	203	27,322
Jun 05	16,893	7,402	2,428	217	26,940
Mar 05	17,230	6,759	2,324	196	26,509
Dec 04	15,808	6,214	1,800	197	24,019

Marikana Pool & Share Agreement (P&SA2)

On 13 July 2005, AQPSA announced a second Pooling and Sharing Agreement with Anglo Platinum. In terms of this agreement the Marikana ore-body and concentrator plant will be pooled with Rustenburg Platinum Mines (RPM) underground UG2 ore reserves on the farm Brakspruit. At the Marikana concentrator a dense media separation plant (DMS) will be added allowing an increase in throughput to 250,000 tpm.

The P&SA2 will see Kroondal P&SA reserves associated with No 4 Shaft move to Marikana, while these reserves are replaced with reserves from RPM's Townlands property. This leaves the Kroondal P&SA ounce neutral. Once the P&SA2 is effective this exchange of reserves will have little or no impact on Kroondal P&SA production.

82-5097


AQUARIUS

The P&SA2 is subject to a number of conditions precedent and regulatory approvals. With good progress made during the quarter, it is expected that all outstanding requirements will be met during the second quarter.

The finalisation of the agreement will result in a revised Business Plan for Marikana. Underground mining production from No.4 shaft and Marikana, will gradually replace opencast mining production at Marikana at significantly lower operating costs.

Trial Underground Mining

Poor ground conditions were experienced within 15m into the high wall in both portals which necessitated the installation of steel sets and concrete to stabilise the area. This delayed sinking of the declines by a month. Conditions underground to date are favourable and the outlook is positive for achieving future planned tonnage build up

Contractor dispute with Moolman Mining

Aquarius Platinum (South Africa) (Proprietary) Limited ("**AQPSA**"), is currently engaged in arbitration proceedings instituted against AQPSA by Moolman Mining, a division of Grinaker LTA Limited ("**Moolman Mining**"), relating to the application of a "rise and fall formula" provided for in the opencast mining contract concluded between Moolman Mining and AQPSA for AQPSA's Marikana Mine.

At the request of Moolman Mining, AQPSA agreed to postpone the arbitration proceedings indefinitely to adhere to a request from Moolman Mining to audit the weightings in the rise and fall formula by KPMG, who would also investigate the basis for the original weightings inserted in the mining contract at the request of Moolman Mining.

A leading forensic auditor, Professor Harvey Wainer, was appointed by AQPSA to monitor the auditing process and to investigate the conduct of Moolman Mining when the mining contract was concluded.

In AQPSA's view, KPMG has inferred that the weightings inserted in the mining contract by Moolman Mining were materially defective and significantly, KPMG disclaimed any view on Moolman Mining's explanation for the gross "error" in their calculations in the following words -

> "*Basis for disclaimer of conclusion*
>
> *We obtained a schedule detailing the various categories of expenses per the original tender of R799 million, as well as a schedule allocating the various expense categories to the cost elements (as per appendix B), however we were not able to obtain sufficient appropriate evidence to substantiate the basis on which Moolman Mining allocated the expenses included in the tender to the cost elements of "fuel", "local" and "foreign".*
>
> *Disclaimer of conclusion*
>
> *Because of the significance of the matter described in the preceding paragraph, we do not express an opinion on the calculation and determination of the original weightings for "fuel", "local" and "foreign" as reflected in the agreement.*"

AQPSA views the matter in a very serious light. The disclaimer in the KPMG report, suggests that there may have been a material misrepresentation of the facts by Moolman Mining at the time when the mining contract was concluded, which induced AQPSA to agree to the terms proposed by Moolman Mining. AQPSA is, however, awaiting the report from its advisors, before a final decision is taken on the matter.

AQPSA has received a "pro forma" invoice from Moolman Mining for escalation, based on a proposed revision of the original contractual weightings. Moolman Mining relied on the KPMG audit in compiling this pro forma invoice. The validity of this pro forma invoice is under investigation by AQPSA's advisors, as part of the enquiry into the apparent misrepresentation of facts by Moolman Mining at a time when they caused the original weightings to be inserted into the mining contract.

82-5097

QUARTERLY REPORT 30 SEPTEMBER 2005


AQUARIUS

Everest Platinum Mine

Safety

The DIIR for the quarter rose to 0.41 from 0.39 in the previous quarter as a result of three lost time injuries.

Highlights

- Construction activities are on schedule and within budget
- Opencast mining and underground mining activities on programme, with 220,000 tons on stockpile
- Plant commissioning is set for December 2005

Mining

Opencast mining progressed well during the period, with opencast production from both the North and South pits. Opencast mining is ahead of programme, with a total of 145,720 opencast ROM tons produced during the quarter.

The decline development in the footwall was completed during the period, with reef intersection on programme. Underground services have been fully commissioned and 18,000 tons of underground ROM tons were produced. Combined opencast and underground mining have yielded a stockpile of 220,000 ROM tons, approximately 10,000 ROM tons more than planned.

Everest Mine Development (end September 2005)



Aerial view of Everest Mine | Everest Concentrator | Tailings Dam | Opencast Mining Area

82-5097

QUARTERLY REPORT 30 SEPTEMBER 2005


AQUARIUS

Progress

The Everest construction programme is proceeding as planned. Earthworks, civil construction and erection of steel structures are complete, with piping, electrical and instrumentation and tailings dam construction continuing during the period. Engineering, design and procurement activities are proceeding in parallel and project execution is on track for hot commissioning during December 2005.

Everest will mine and process 250,000 tons per month of UG2 ore to produce 225,000 ounces of PGMs per annum at steady state, with full production to be attained by the end of 2006.

The implementation of Social Upliftment and Sustainable Livelihood projects is ongoing. Contractor recruitment of local labour is proving beneficial with 523 local people employed during the period.

The Everest capital budget is R819 million including a R33 million allowance for escalation. The Everest project capital expenditure commitments were R622 million at the end of the quarter with capital expenditure paid to date of R413 million.

MIMOSA INVESTMENTS

Mimosa Mine (Aquarius 50%)

Safety

Safety performance improved by 65% achieving a DIIR of 0.12 for the quarter compared to a DIIR of 0.34 for the previous quarter. The rolling 12 months DIIR closed at 0.22 down from 0.31 as at the end of June 2005.

Production

Satisfactory results were achieved in all operations with ROM and PGM production increasing 10% and 2% respectively compared to the previous quarter. ROM production at 433,000 dry metric tons achieved during the quarter was in line with the increase in lashing capacity following the delivery of additional underground vehicles. The PGM feed grade improved was constant at 3.75g/t. A 1% improvement in the recovery rate to 78% resulted in an increase in the total PGM ounces produced to a record 36,368 (previous quarter 35,644).

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 30 SEPTEMBER 2005


Mimosa Mine PGM Production and $ Cash Costs per PGM Ounce
(Including 12 month rolling-average)
Production (PGM ounces)
$ Cash Cost per PGM ounce
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
400
350
300
250
200
150
100
50
0
Dec-04
Mar-05
Jun-05
Sep-05
Production
Cash Costs
Rolling cash costs net of by-product

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
Sep-05	**18,548**	**13,915**	**1,407**	**2,498**	**36,368**	**18,184**
Jun 05	**18,269**	**13,518**	**1,406**	**2,451**	**35,644**	**17,822**
Mar 05	17,189	12,665	1,343	2,332	33,529	**16,765**
Dec 04	15,557	11,514	1,198	2,117	30,386	**15,193**

Mimosa: Base metals in concentrate produced (tons)

Quarter ended	Mine Production			Attributable to Aquarius		
	Ni	Cu	Co	Ni	Cu	Co
Sep-05	**512**	**422**	**15**	**256**	**211**	**8**
Jun 05	514	420	15	257	210	8
Mar 05	491	407	14	245	203	7
Dec 04	444	374	13	222	187	6

82-5097



QUARTERLY REPORT 30 SEPTEMBER 2005

Revenue

The gross revenue realized for the quarter was up by 20% to US$27.6 million compared to US$23.0 million for the previous quarter. The increase is directly attributable to 2% increase in both the PGM basket price and PGM ounce produced to US$614 per ounce and 36,368 respectively.

Operating Costs

Cash costs per PGM ounce for the quarter decreased by 7% to US$361 compared to US$389 for the quarter ending 30 June 2005. After by-product credits cash costs per ounce were 36% lower at US$105 compared to US$164 in the previous quarter. The reduction in the cash costs was attributable to a 49% devaluation of Zimbabwean dollar during the quarter from Z$17,500 to US$1.00 down to Z$26,002 to US$1.00. However the full benefits of this devaluation were partly eroded by a cost push inflation of local costs and the scrapping of 25% Export Incentive Scheme by the Reserve Bank of Zimbabwe.

Wedza Phase IV Upgrade

The mine embarked on the Wedza Phase IV upgrade project to increase production by 25% to 170,000 PGM ounces (86,000 platinum ounces). The project follows finalization of the Account Management Agreement with the Reserve Bank of Zimbabwe (RBZ) in terms of the Enhanced Platinum Sector Regime (EPSR), the granting of a project status by the Ministry of Finance and the conclusion of a US Dollar based loan facility with the Merchant Bank of Central Africa (MBCA). The project is due for completion by June 2006.

Foreign exchange

Post the closure of the quarter ended September; the Reserve Bank of Zimbabwe (RBZ) issued its 2005 3rd Quarter Momentary Policy Statement on 20 October 2005. The policy relaxed controls on foreign exchange management by introducing a new Tradable Foreign Currency Balances System (TFCBS) to replace the highly regulated Foreign Exchange Auction Floor System. The new regime together with the Enhanced Platinum Sector Regime allows platinum exporters to retain foreign currency in FCA's for 45 days. Any balance not utilised in the 45 days is exchanged at the ruling inter bank market rate. The new regime is favourable to exporters and should assist mine profitability going forward.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD

Chromite Tailings Retreatment Plant (CTRP) (Aquarius 50%)

Safety

No lost time injuries occurred during the quarter.

Processing

- Throughput during the quarter remained low due to problems in feeding certain dump material into the process. The installation of cyclones to remove excess water from the Xstrata feed helped to raise throughput during September.
- Production was lower than the previous quarter due to a decrease in PGM recovery. The drop off in recovery is a result of excessive water in the circuit, which has been rectified by the installation of the cyclones. Recovery of the dump material is still below expectation and negatively affecting overall plant recovery.

Operations

Cash costs per PGM ounce for the quarter were $448. Costs are above plan estimates and are expected to reduce once steady state production is achieved. Despite current high production costs, the operation is cash positive and returns a small profit. Optimisation of the flotation circuit continued during September. During the second quarter additional process equipment will be tested with the aim of solving the feed problems, improving density control and increasing recoveries. Significant improvements in production are expected from the third quarter.

82-5097

QUARTERLY REPORT 30 SEPTEMBER 2005



CORPORATE MATTERS

New debt facility

AQPSA has entered into a new debt facility with Rand Merchant Bank to refinance its existing debt facilities on significantly improved terms. The new facility of R700 million will provide AQPSA with the requisite funding for any future growth opportunities and for balance sheet optimisation. It reflects the substantially improved operational profile of AQPSA in comparison to that in existence when the facility was originally entered into in 2002.

The facility has been structured as a 6 year amortising senior loan and provides AQPSA with a large degree of flexibility in managing its funding cost and financial risk. The facility can be denominated in either Rands or US Dollars at AQPSA's election and AQPSA is entitled at any time during the facility term to repay and or redraw principle amounts subject to the amortising facility limit not being breached.

The margin payable on the new facility will be 190 basis points above both JIBAR and LIBOR.

Existing debt facility

R175 million ($25.3 million) was redrawn against the existing debt facility for providing assurances of funding capacity as the Company enters into P&SA2. This debt will be repaid and cancelled by drawing on the RMB facility.

82-5097



QUARTERLY REPORT 30 SEPTEMBER 2005

Statistical Information: Kroondal P&SA1: (Aquarius 50%)

Data reflects 100% of mine operations	Unit	Current Quarter Sept 2005	Previous Quarter June 2005	% Change Quarter on Quarter	Current 3 months to Sept 05	Previous 3 months to Sept 04	+/- % Year on Year	YTD 3 months to Sept 2005
Safety								
DIIR	Rate/200,000 man hours	0.65	0.65	-	0.65	0.94	(31)	0.65
Revenue								
Gross Revenue	R'M	573	466	23	573	257	123	573
PGM basket Price	$/oz	813	745	9	813	672	21	813
Gross cash margin	%	50	45	11	50	36	39	50
Nickel Price	$/lb	6.60	7.44	(11)	6.60	6.00	10	6.60
Copper Price	USc/lb	170	154	10	170.00	129	32	170
Ave R/$ rate		6.52	6.33	3	6.52	6.34	3	6.52
Cash Costs								
Per ROM ton	R/ton	181	163	11	181	189	(4)	181
	$/ton	28	26	7	28	30	(7)	28
Per PGM oz	R/oz	2,489	2,208	13	2,489	2,436	2	2,489
	$/oz	382	349	9	382	384	(1)	382
Per PGM oz after by-product credit	R/oz	2,362	2,070	14	2,362	2,333	1	2,362
	$/oz	362	327	11	362	368	(2)	362
Capex								
Current	R'000s	16,522	18,453	(10)	16,522	1,455	1,036	16,522
	$'000s	2,534	2,915.00	(13)	2,534	229	1,007	2,534
Expansion	R'000s	32,635	67,198	(51)	32,635	115,420	-	32,635
	$'000s	5,005	10,616	(53)	5,005	18,199	-	5,005
Mining Processed								
Underground	ROM Ton '000	1,465	1,519	(4)	1,465	803	82	1,465
Open Pit	ROM Ton '000	125	59	112	125	65	92	125
Total	ROM Ton '000	1,590	1,578	1	1,590	868	83	1,590
Grade								
Plant Head	g/t	2.88	2.99	(4)	2.88	3.02	(5)	2.88
Recoveries	%	78	77	1	78	80	(3)	78
PGM Production								
Platinum	Ozs	69,129	69,875	(1)	69,129	40,389	71	69,129
Palladium	Ozs	33,420	33,728	(1)	33,420	19,471	72	33,420
Rhodium	Ozs	12,250	12,499	(2)	12,250	7,285	68	12,250
Gold	Ozs	563	567	(1)	563	342	65	563
Total	Ozs	115,362	116,669	(1)	115,362	67,487	71	115,362
Base Metals Production								-
Nickel	Tonnes	110	119	(8)	110	63	75	110
Copper	Tonnes	48	53	(9)	48	27	78	48
Chromite (000)	Tonnes (000)	275	261	5	275	50	450	275

82-5097



QUARTERLY REPORT 30 SEPTEMBER 2005

Statistical Information: Marikana: (Aquarius 100%)

Data reflects 100% of mine operations	Unit	Current Quarter Sept 2005	Previous Quarter June 2005	% Change Quarter on Quarter	YTD 3 months to Sept 05	Previous 3 months to Sept 04	Previous Year on Year	YTD 3 months to Sept 05
Safety								
DIIR	Rate/200,000 man hours	0.80	0.81	(1)	0.80	0.80	-	0.80
Revenue								
Gross Revenue	R'M	127	105	21	127	82	55	127
PGM basket Price	$/oz	800	746	7	800	685	17	800
Gross cash margin	%	8	8	-	8	(37.8)	n/a	8
Nickel Price	$/lb	6.60	7.44	(11)	6.60	6.35	4	6.60
Copper Price	USc/lb	170	154	10	170	129	32	170
Ave R/$ rate		6.52	6.33	3	6.52	6.34	3	6.52
Cash Costs								
Per ROM ton	R/ton	280	239	17	280	282	(1)	280
	$/ton	43	38	(5)	43	44	(3)	43
Per PGM oz	R/oz	4,268	3,578	19	4,268	5,198	(18)	4,268
	$/oz	655	565	16	655	820	(20)	655
Per PGM ounce after by product credit	R/oz	4,051	3,342	21	4,051	5,100	(21)	4,051
	$/oz	621	528	18	621	804	(23)	621
Capital expenditure								-
Current	R'000s	3,434	6,053	(43)	3,434	5,100	(33)	3,434
	$'000s	527	956	(45)	527	804	(34)	527
Expansion	R'000s	-	-		-	-		-
	$'000s	-	-		-	-		-
Processed								
Underground	ROM Ton '000	8	-		8	-		8
Open Pit	ROM Ton '000	409	403	1	409	400	2	409
Total	ROM Ton '000	417	403	3	417	400	4	417
Grade								
Plant Head	g/t	3.26	3.20	2	3.26	3.72	(12)	3.26
Recoveries	%	62	65	(5)	62	45	38	62
PGM Production								
Platinum	Ozs	17,244	16,893	2	17,244	13,937	24	17,244
Palladium	Ozs	7,409	7,402	0	7,409	6,039	23	7,409
Rhodium	Ozs	2,466	2,428	2	2,466	1,509	63	2,466
Gold	Ozs	203	217	(6)	203	209	(3)	203
Total	**Ozs**	27,322	26,940	1	27,322	21,694	26	27,322
Base Metals Production								
Nickel	Tonnes	40	45	(11)	40	23	73	40
Copper	Tonnes	24	27	(11)	24	13	84	24
Chromite (000)	Tonnes (000)	60	66	(9)	60	61	-	60

82-5097



QUARTERLY REPORT 30 SEPTEMBER 2005

Statistical Information: Mimosa (Aquarius 50%)

Data reflects 100% of mine operations	Unit	Current Quarter Sept 2005	Previous Quarter June 2005	% Change Quarter on Quarter	YTD 3 months to Sept 05	Previous 3 months to Sept 04	+/- % Year on Year	YTD 3 months to 30 Sept 05
Safety								
DIIR	Rate/200,000 man hours	0.12	0.34	(65)	0.12	0.54	(78)	0.12
Revenue					-			-
Gross Revenue	US$M	27.60	23.0	20	27.60	20	38	27.60
PGM basket Price	$/oz	614	603	2	614	571	8	614
Gross cash margin	%	57	57	-	57	62	(8)	57
Nickel Price	$/lb	6.92	7.11	(3)	6.92	6.06	14	6.92
Copper Price	USc/lb	150	146	3	150	97	55	150
Cash Costs								
Per ROM ton	$/ton	34	36	(6)	34	29	17	34
Per PGM oz after by-product credit	$/oz	361	389	(7)	361	321	12	361
Per PGM oz after by-product credit	$/oz	106	164	(35)	106	111	(5)	106
Capital expenditure								
Current	$'000s	2,432	2,245	8	2,432	5,650	(57)	2,432
Expansion	$'000s	-	370	(100)	-	321	(100)	-
Mining								
Underground	ROM Ton '000	433	395	10	433	329	32	433
Grade								
Plant Head	g/t	3.76	3.75	0	3.76	3.68	2	3.76
Recoveries	%	78	77.2	1	78	77.0	1	78
PGM Production								
Platinum	Ozs	18,458	18,269	1	18,458	15,727	17	18,458
Palladium	Ozs	13,915	13,518	3	13,915	11,562	20	13,915
Rhodium	Ozs	1,407	1,406	0	1,407	1,210	16	1,407
Gold	Ozs	2,498	2,451	2	2,498	2,109	18	2,498
Total	Ozs	36,278	35,644	2	36,278	30,608	19	36,278
Base Metals Production								
Nickel	Tonnes	512	514	(0)	512	447	15	512
Copper	Tonnes	422	420	0	422	362	17	422
Cobalt	Tonnes	15	15	-	15	14	7	15

82-5097



QUARTERLY REPORT 30 SEPTEMBER 2005

Statistical Information: Chromite Tailings Retreatment Program (Aquarius 50%)

Data reflects 100% of mine operations	Unit	Current Quarter Sept 2005	Previous Quarter June 2005	% Change Quarter on Quarter	Current 3 months to Sept 05	Previous 3 months to Sept 04	% Change Year on Year	YTD 3 months to Sept 05
Safety								
DIIR	Rate/200,000 man hours	-	-	-	-	-	-	-
Revenue								
Gross Revenue	R'M	1.0	0.9	16	1.0	-	-	1.0
PGM basket Price	$/oz	940	840	12	940	-	-	940
Gross cash margin	%	45	52	(13)	45	-	-	45
Nickel Price	$/lb	-	-	-	-	-	-	-
Copper Price	USc/lb	-	-	-	-	-	-	-
Cash Costs								
Per ROM ton	$/ton	16	14	17	16	-	-	16
Per PGM oz	$/oz	448	339	32	448	-	-	448
Per PGM ounce after by product credit	$/oz	-	-	-	-	-	-	-
Capital expenditure								-
Current	$'000s	-	-	-	-	-	-	-
Expansion	$'000s	55	0.1	-	55	-	-	55
Feed Processed								
	ROM Ton '000	37	37	-	37	-	-	37
Grade								
Plant Head	g/t	2.91	2.58	13	2.91	-	-	2.91
Recoveries	%	40	47	(14)	40	-	-	40
PGM Production								
Platinum	Ozs	864	920	(6)	864	-	-	864
Palladium	Ozs	282	303	(7)	282	-	-	282
Rhodium	Ozs	215	247	(13)	215	-	-	215
Gold	Ozs	3	3	-	3	-	-	3
Total	**Ozs**	1,364	1,473	(7)	1,364	-	-	1,364

82-5097


AQUARIUS

QUARTERLY REPORT 30 SEPTEMBER 2005

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Edward Haslam	Non-executive
Catherine Markus	Non-executive
Sir William Purves	Non-executive
Patrick Quirk	Non-executive
Zwelakhe Sisulu	Non-executive

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Catherine Markus
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

Issued Capital
At 30 September 2005, the Company had on issue:
82,854,892 fully paid common shares
3,756,402 unlisted options

Substantial Shareholders 30 June 2005	Number of Shares	Percentage
Impala Platinum Holdings Ltd.	7,141,966	8.63
J P Morgan Nominees Australia Limited	6,260,225	7.56
Chase Nominees Limited (FISL)	5,672,576	6.85
National Nominees Limited	4,548,856	5.50
ANZ Nominees Limited	4,469,982	5.40

Broker (LSE)
Williams de Broë
6 Broadgate
London EC2M 2RP
Telephone: +44 (0)20 7588 7511
Facsimile: +44 (0)20 7588 8860

Broker (ASX)
Euroz Securities
Level 14, The Quadrant
1 William Street
Perth WA 6000
Telephone: +61 (0)8 9488 1400
Facsimile: +61 (0)8 9488 1478

Sponsor (JSE)
Nedbank Capital
135 Rivonia Road
Sandown, Sandton 2196
Telephone: +27 (0)11 294 3601
Facsimile: +27 (0)11 294 8602

82-3097

Aquarius Platinum (South Africa) (Proprietary) Ltd.
50.5% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building
5 Skeen Boulevard, Bedfordview
South Africa 2007

P O Box 1282
Bedfordview South Africa 2009

Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095
Email: info@aquariussa.co.za

Aquarius Platinum Corporate Services Pty Ltd
100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre,
85 The Esplanade, South Perth, WA 6151,
Australia

PO Box 485
South Perth, WA 6151, Australia

Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

AQPSA Management

Stuart Murray	Executive Chairman
Gert Ackerman	Managing Director
Ayanda Khumalo	Finance Director
Neil Collett	General Manager Business Development
Graham Ferreira	General Manager Finance & Company Secretary
Hugo Höll	General Manager Everest
Robert Mallinson	General Manager Marikana
Gordon Ramsay	General Manager Projects
Dave Starley	General Manager Kroondal
Gabriel de Wet	General Manager Engineering

Mimosa Mine Management

Alex Mhembere	Managing Director
Winston Chitando	Finance Director
Herbert Mashanyare	Technical Director
Peter Chimboza	General Manager

82-5097

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
CTRP	Chromite Ore Tailings Retreatment Operation
DIFR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 man-hours worked
DMS	Dense Media Separation
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine
Mimosa	Mimosa Mining Company (Private) Limited
NOSA	National Occupational Safety Association
PGE(s) (6E)	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are Pt (platinum), Pd (palladium), Rh (rhodium), RU (ruthenium), Ir (iridium) and Os (osmium)
PGM(s) (4E)	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
P&SA1	Kroondal Pooling & Sharing Agreement between AQPSA and RPM Ltd
P&SA2	Marikana Pooling & Sharing Agreement between AQPSA and RPM Ltd
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), GB Mining and Exploration (SA) (Pty) Limited (GB) and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
$	United States Dollars
Z$	Zimbabwe Dollar

82-5097

Further information please contact:

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In United Kingdom:

Nick Bias
BuckBias Limited
+ 44 (0)7887 920 530

Alex Buck
BuckBias Limited
+44 (0)7392 740 452

In South Africa:

Stuart Murray
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 (0)11 455 2050

Charmane Russell
Russell & Associates
+27 (0)11 880 3924

or visit: **www.aquariusplatinum.com**

82-3097


SEC MAIL PROCESSING
RECEIVED
NOV 14 2005
WASH. D.C.
213
SECTION

Aquarius Platinum Limited

EXEMPT COMPANY NO. EC26290

ARBN 087 577 893

Notice of Annual General Meeting

and

Explanatory Memorandum

Date of Meeting:	Wednesday, 30 November 2005
Time of Meeting:	9:00 am
Place of Meeting:	Clarendon House 2 Church Street Hamilton BERMUDA

This Notice of General Meeting and Explanatory Memorandum should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

82-5097

AQUARIUS PLATINUM LIMITED

Exempt Company NO. EC26290
ARBN 087 577 893

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an annual general meeting of shareholders of Aquarius Platinum Limited ("**Company**") will be held at 9:00 am on Wednesday, 30 November 2005 at Clarendon House, 2 Church Street, Hamilton, Bermuda.

The Explanatory Memorandum which accompanies and forms part of this Notice of Annual General Meeting describes the various matters to be considered and contains a glossary of defined terms for terms that are not defined in full in this Notice of Annual General Meeting.

Agenda

1. Appointment of Chairman of the Meeting

2. Confirmation of the Notice and Quorum

3. Accounts for the Period Ended 30 June 2005

To receive the financial statements, directors' report and auditor's report for the Company and its controlled entities for the period ended 30 June 2005.

4. Resolution 1 – Re-election of Mr Nicholas Sibley

To consider and, if thought fit, to pass, the following resolution:

"That Mr Nicholas Sibley, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

5. Resolution 2 – Re-election of Mr David Dix

To consider and, if thought fit, to pass, the following resolution:

"That Mr David Dix, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

6. Resolution 3 – Re-election of Sir William Purves

To consider and, if thought fit, to pass, the following resolution:

"That Sir William Purves, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers herself for re-election, be re-elected as a Director."

7. Resolution 4 – Re-election of Mr Zwelakhe Sisulu

To consider, and if thought fit, to pass, the following resolution:

"That Mr Zwelakhe Sisulu, who was appointed a director of the Company to fill a casual vacancy on 4 February 2005, retires in accordance with the ASX Listing Rules and being eligible, offers himself for re-election, be re-elected as a Director."

8. Resolution 5 - Re-appointment of Auditor

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, Messrs Ernst & Young of Perth, Western Australia, be and are hereby appointed as Auditors of the Company until the conclusion of the next annual general meeting at a fee to be agreed by the Directors."

82-5097

9. Resolution 6 - Directors' Fees

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, for the purposes of Bye-Law 22.1, ASX Listing Rule 10.17 and for all other purposes, the maximum fees payable to the non-executive directors of the Company be US$850,000 per annum, to be divided amongst the non-executive directors in such proportions and in such manner as they may agree and, in default of agreement, in equal shares."

> The Company will disregard any votes cast on this resolution by a director of the Company and any associate of such director. However, the Company need not disregard a vote if it is cast by a director as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By Order of the Board

Willi Boehm
Company Secretary
DATED: 28 October 2005

82-5097

AQUARIUS PLATINUM LIMITED
Exempt Company Number EC26290
ARBN 087 577 893

PROXY FORM

PROXY AND VOTING ENTITLEMENT INSTRUCTIONS

PROXY INSTRUCTIONS

Shareholders are entitled to appoint up to two persons (including a body corporate) to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes. If a body corporate is appointed as proxy, the body corporate may appoint an individual as a representative to exercise its powers at the meeting.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be deposited at or sent by facsimile transmission to one of the following locations, not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

Aquarius Platinum Corporate Services Pty Ltd
PO Box 485
SOUTH PERTH WA 6951
AUSTRALIA

Facsimile (618) 9367 5233

OR

Codan Services
Clarendon House
2 Church Street
Hamilton HM CX
BERMUDA

Facsimile (441) 292 4720

OR

Computershare Services PLC
The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS99 7NH
ENGLAND

Facsimile (870) 703 6101

The proxy form must be signed by the shareholder or his/her attorney duly authorised in writing or, if the shareholder is a corporation in a manner permitted by the Company's bye-laws and the Companies Act.

The proxy may, but need not, be a shareholder of the Company.

In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the Meeting, shares will be taken to be held by the persons who are registered as holding the shares at 9:00 am on Monday, 28 November 2005. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

82-5097

AQUARIUS PLATINUM LIMITED
Exempt Company Number EC26290
ARBN 087 577 893

PROXY FORM

I/We ____________________

of ____________________

being a shareholder/(s) of Aquarius Platinum Limited ("**Company**") and entitled to ____________________ shares in the Company

hereby appoint ____________________

of ____________________

or failing him/her ____________________

of ____________________

or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the special general meeting of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda at 9:00 am on Wednesday, 30 November 2005 and at any adjournment thereof in respect of ____________________ of my/our shares or, failing any number being specified, **ALL** of my/our shares in the Company.

If more than one proxy is appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]%. (An additional proxy form will be supplied by the Company on request.)

In relation to undirected proxies, the Chairman intends to vote in favour of each resolution.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of a resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on a resolution, the proxy may abstain or vote at his or her discretion.

I/we direct my/our proxy to vote as indicated :

	RESOLUTION	**FOR**	**AGAINST**	**ABSTAIN**
1.	Re-election of Mr Nicholas Sibley	☐	☐	☐
2.	Re-election of Mr David Dix	☐	☐	☐
3.	Re-election of Sir William Purves	☐	☐	☐
4.	Re-election of Mr Zwelakhe Sisulu	☐	☐	☐
5.	Re-appointment of Auditor	☐	☐	☐
6.	Directors' Fees	☐	☐	☐

As witness my/our hand/s this day of 2005

If a natural person:

SIGNED by) in the presence of:

____________________ ____________________ ____________________
Name (Printed) Witness Name (Printed)

If a company:

EXECUTED by
in accordance with its
constitution

____________________ ____________________
Director Director/Secretary

____________________ ____________________
Name (Printed) Name (Printed)

If by power of attorney:

SIGNED for and on behalf of ____________________

by ____________________

under a Power of Attorney dated and who declares that he/she has not received any revocation of such Power of Attorney in the presence of:

____
Signature of Attorney

____
Signature of Witness

82-5097

AQUARIUS PLATINUM LIMITED

Exempt Company NO. EC26290

ARBN 087 577 893

Explanatory Memorandum

This Explanatory Memorandum has been prepared for the information of members in Aquarius in connection with the business to be conducted at the Annual General Meeting of the members of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda at 9:00 am on Wednesday, 30 November 2005.

This Explanatory Memorandum should be read in conjunction with, and forms part of, the accompanying Notice of Annual General Meeting. A glossary of terms is included at the end of this Explanatory Memorandum.

Full details of the resolutions to be considered at the Meeting are set out below.

1. Resolution 1 – Re-Election of Mr Nicholas Sibley as a Director

It is a requirement under the Company's Bye-laws that Mr Nicholas Sibley retire by rotation. Mr Sibley has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Mr Sibley be re-elected.

2. Resolution 2 – Re-Election of Mr David Dix as a Director

It is a requirement under the Company's Bye-laws that Mr David Dix retire by rotation. Mr Dix has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Mr Dix be re-elected.

3. Resolution 3 – Re-Election of Sir William Purves as a Director

It is a requirement under the Company's Bye-laws that Sir William Purves retire by rotation. Sir William Purves has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Sir William Purves be re-elected.

4. Resolution 4 – Re-Election of Mr Zwelakhe Sisulu as a Director

It is a requirement under the ASX Listing Rules that Mr Zwelakhe Sisulu, who was appointed a director of the Company to fill a casual vacancy, retire at the Annual General Meeting. Mr Sisulu has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Mr Sisulu be re-elected.

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5. Resolution 5 – Re-Appointment of Auditor

Section 89(2) of the *Companies Act* 1981 of Bermuda provides that members of a company at each annual general meeting shall appoint one or more auditors to hold office until the close of the next annual general meeting. In addition, Section 89(6) provides that the remuneration of an auditor appointed by the members shall be fixed by the members or by the Directors, if they are authorised to do so by the members.

Ernst & Young are the Company's auditors. Pursuant to resolution 5, Ernst & Young will be re-appointed the Company's auditors until the close of the next annual general meeting at a fee to be agreed by the Directors.

6. Resolution 6 - Directors' Fees

The Company seeks shareholder approval to increase the maximum fees payable to the Directors each year from $500,000 to $850,000 per annum.

The proposed maximum fee level is considered comparable to directors' fees paid by other companies of a similar size that have exposure to the ASX, LSE and JSE.

The increase in aggregate Directors' fees is to enable the Board to be in a position to pay and retain Directors at commercial rates commensurate with their experience and expertise and to ensure that the Company is able to attract and retain appropriately qualified and experienced candidates as Directors and also allow for any future increase in Board numbers.

Given their interest in the subject matter of this resolution, the directors make no recommendation to shareholders on resolution 6.

7. Glossary of Terms

In the Notice of Annual General Meeting and this Explanatory Memorandum the following words and expressions have the following meanings:

"ASX" means Australian Stock Exchange Limited.

"ASX Listing Rules" means the official listing rules of ASX.

"Board" means the board of Directors.

"Company" and **"Aquarius"** means Aquarius Platinum Limited ARBN 087 557 893.

"Directors" means the directors of the Company from time to time.

"Explanatory Memorandum" means this explanatory memorandum.

"Meeting" and **"Annual General Meeting"** means the annual general meeting of shareholders in the Company or any adjournment thereof, convened by the Notice.

"Notice" and **"Notice of Annual General Meeting"** means the notice of annual general meeting which accompanies this Explanatory Memorandum.


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SEC MAIL
RECEIVED
PROCESSING
NOV 14 2005
WASH., D.C.
213
SECTION

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Dix
Date of last notice	26 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	(a) 1 November 2005 (b) 2 November 2005
No. of securities held prior to change	50,000
Class	Ordinary
Number acquired	-
Number disposed	50,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(a) 17,100 shares @ A$9.93 (b) 21,500 shares @ A$10.00 2,900 shares @ A$9.97 8,500 shares @ A$9.96
No. of securities held after change	Nil

+ See chapter 19 for defined terms.


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Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.